   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           THE BOYDS COLLECTION, LTD.
             (Exact name of Registrant as specified in its charter)

                MARYLAND                                    5199                                   521418730
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
             incorporation)                     Classification Code Number)                  Identification Number)

                                350 SOUTH STREET
                       MCSHERRYSTOWN, PENNSYLVANIA 17344
                                 (717) 633-9898

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                             C/O CHRISTINE L. BELL
                           THE BOYDS COLLECTION, LTD.
                                350 SOUTH STREET
                       MCSHERRYSTOWN, PENNSYLVANIA 17344
                                 (717) 633-9898

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                        COPIES OF ALL CORRESPONDENCE TO:

           JOHN B. TEHAN, ESQ.                       PHILIP E. COVIELLO, ESQ.
        SIMPSON THACHER & BARTLETT                       LATHAM & WATKINS
           425 LEXINGTON AVENUE                          885 THIRD AVENUE
         NEW YORK, NEW YORK 10017                    NEW YORK, NEW YORK 10022
              (212) 455-2000                              (212) 906-1200

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED
                            TITLE OF                                         MAXIMUM
                         SECURITIES TO                                      AGGREGATE                       AMOUNT OF
                         BE REGISTERED                                  OFFERING PRICE(1)                REGISTRATION FEE
Common Stock, par value $.0001 per share........................           $250,000,000                      $69,500

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                   SUBJECT TO COMPLETION -- DECEMBER 23, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

           , 1999

                                     [LOGO]

                           THE BOYDS COLLECTION, LTD.

                         ,000,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

THE COMPANY:

    - We are a leading domestic designer, importer and distributor of branded, high-quality, hand-crafted collectibles and other specialty giftware products.

    - We sell our products through an extensive network of independent gift and collectibles retailers, premier department stores, selected catalogue retailers and other electronic and retail channels.

    - The Boyds Collection, Ltd.
      350 South Street
      McSherrystown, PA 17344
      (717) 633-9898

PROPOSED SYMBOL & MARKET:

    - FOB/NYSE

THE OFFERING:

    - We are offering ,000,000 of the shares and certain existing stockholders are offering ,000,000 of the shares.

    - The Underwriters have an option to purchase an additional ,000,000 shares from the selling stockholders to cover over-allotments.

    - This is our initial public offering, and no public market currently exists for our shares.

    - We plan to use the proceeds from the Offering to redeem part of our outstanding notes and to repay part of our bank term loan. We will not receive any proceeds from the shares sold by the selling stockholders.

    - Closing:            , 1999.

--------------------------------------------------------------------------------

                                       Per Share               Total

--------------------------------------------------------------------------------

Public offering price:                     $                     $
Underwriting fees:
Proceeds to Company:
Proceeds to selling
  stockholders:

-------------------------------------------------------------------------------------------------

    THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 13.

--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE                                 MERRILL LYNCH & CO.

                             [PICTURES OF PRODUCTS]

                               TABLE OF CONTENTS

                                                      PAGE
                                                      -----

Prospectus Summary...............................           4

Risk Factors.....................................          13

Use of Proceeds..................................          17

Dividend Policy..................................          17

Capitalization...................................          17

Dilution.........................................          18

Selected Financial and Other Data................          19

Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          21

Business.........................................          28

Management.......................................          39

Certain Relationships and Related Transactions...          43

                                                      PAGE
                                                      -----

Principal and Selling Stockholders...............          44

Description of Certain Indebtedness..............          46

Description of Capital Stock.....................          48

Certain Provisions of Maryland Law and of the
  Company's Charter and Bylaws...................          49

Shares Eligible for Future Sale..................          51

Underwriters.....................................          53

Legal Matters....................................          55

Experts..........................................          55

Available Information............................          56

Index to Consolidated Financial Statements.......         F-1

Unaudited Pro Forma Consolidated Condensed
  Financial Statements...........................         P-1

                               PROSPECTUS SUMMARY

    THE FOLLOWING SECTION SUMMARIZES MORE DETAILED INFORMATION PRESENTED LATER IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE "RISK FACTORS" AND THE FINANCIAL STATEMENTS (AND ALL NOTES). UNLESS THE CONTEXT OTHERWISE SUGGESTS, "WE," "US," "OUR" AND SIMILAR TERMS, AS WELL AS REFERENCES TO "BOYDS" OR THE "COMPANY," ALL REFER TO THE BOYDS COLLECTION, LTD. PRIOR TO THE RECAPITALIZATION OF BOYDS IN APRIL 1998 IN WHICH BOYDS WAS CONVERTED TO A "C" CORPORATION FOR TAX PURPOSES, WE OPERATED AS AN "S" CORPORATION AND ALL TAXABLE EARNINGS WERE TAXED DIRECTLY TO OUR THEN-EXISTING STOCKHOLDERS. REFERENCES TO "PRO FORMA" PERTAIN TO CERTAIN ADJUSTMENTS MADE TO OUR HISTORICAL FINANCIAL STATEMENTS THAT PRESENT OUR FINANCIAL INFORMATION AS IF BOYDS WAS TAXED AS A C CORPORATION IN ALL PERIODS PRESENTED. THE APRIL 1998 RECAPITALIZATION IS DESCRIBED LATER IN THIS SUMMARY UNDER THE HEADING "THE RECAPITALIZATION."

                                  THE COMPANY

    We are a leading domestic designer, importer and distributor of branded, high-quality, hand-crafted collectibles and other specialty giftware products. We sell our products through an extensive network comprised of independent gift and collectibles retailers, premier department stores, selected catalogue retailers and other electronic and retail channels. We have successfully developed a strong niche and brand identity in our markets because of the high perceived value of our traditional, "Folksy With Attitude-SM-" collectibles.

    Our products, which include resin figurines, plush animals, porcelain dolls and boxes and related clothing and accessories, incorporate year-round themes. Our three major resin figurine lines are THE BEARSTONE
COLLECTION-REGISTERED TRADEMARK-, THE DOLLSTONE COLLECTION-TM- and THE FOLKSTONE COLLECTION-REGISTERED TRADEMARK-, which together encompass over 420 different items. Each resin figurine is inscribed with Boyds' distinctive symbol of authenticity, a hidden bear paw and a bottom stamp indicating the name, edition and piece number. Many resin figurines also contain famous quotes which help customers identify with the piece. Our plush animal lines include dressed and non-dressed bears and other animals, which are made of assorted materials and incorporate various, whimsical themes. Most of the plush animals are fully jointed with sewn-in joints for arms, legs and heads. The plush line has grown to encompass over 430 different items ranging from 2 1/2" miniatures to 21" large animals. The chart below provides additional information about our major product categories:

                     % OF NET PRODUCT         APPROXIMATE                                              RECENT PRODUCT
     PRODUCT        SALES (NINE MONTHS     WEIGHTED AVERAGE         MAJOR PRODUCT LINES              LINE INTRODUCTIONS
   CATEGORIES         ENDED 9/30/98)         RETAIL PRICE            (YEAR INTRODUCED)               (YEAR INTRODUCED)
-----------------  ---------------------  -------------------  ------------------------------  ------------------------------
Resin Figurines              49.3%             $   16.00       THE BEARSTONE COLLECTION        WEE FOLKSTONES-TM- (1997)
                                                               (1993)                          Porcelain Dolls (1997)
                                                               THE FOLKSTONE COLLECTION        LE BEARMOGE (1998)
                                                               (1994)                          CARVER'S CHOICE-TM- (1998)
                                                               THE DOLLSTONE COLLECTION        DESKANIMALS-TM- (1998)
                                                               (1995)                          GLASSSMITH ORNAMENTS-TM-
                                                                                               (1998)

Plush Animals                47.1%             $   14.50       Original non-dressed plush      MOHAIR BEARS-TM- (1997)
                                                               (1982)                          T.F. WUZZIES (1997)
                                                               J.B. BEAN & ASSOCIATES-TM-      BABYBOYDS (1998)
                                                               (1987)
                                                               Custom designed plush (1990)
                                                               T.J.'S BEST DRESSED-TM- (1992)

Other Products                3.6%             $   11.50       BEAR NECESSITIES-TM- (1992)     BEARWARE POTTERYWORKS-TM-
                                                                                               (1997)

    Boyds reported fiscal 1997 net sales, income from operations and pro forma net income of $129.8 million, $79.2 million and $46.0 million, respectively. In the nine months ended September 30, 1998, we reported net sales, income from operations and pro forma net income of $140.0 million, $86.1 million and $38.6 million, respectively, as compared with $90.7 million, $55.9 million, and $32.8 million, respectively, in the nine months ended September 30, 1997. Pro forma net income, as adjusted for the Offering and the April 1998 recapitalization,
was $     in fiscal 1997, and $     in the nine months
ended September 30, 1998. Our net sales and income from operations have grown rapidly from fiscal 1993 to fiscal 1997 at compound annual growth rates of approximately 63% and 68%, respectively. During this time, we increased our operating income margins from 54.3% in fiscal 1993 to 61.5% in the nine months ended September 30, 1998. Our growth and high operating margins have resulted from:

    - the establishment of Boyds as a premier collectibles brand name

    - the development of strong relationships with a large distribution network of dealers

    - our process for developing, designing, sourcing and marketing products

    - low selling, marketing and overhead costs

    Our distribution network includes approximately 19,350 independent gift and collectibles accounts, representing over 23,500 individual retail outlets. We selectively choose our resin figurine dealers and require them to meet annual performance criteria to retain dealership status. There is currently a waiting list of approximately 5,500 retailers, consisting primarily of our plush-only dealers, that have expressed an interest in carrying our resin figurines. We also sell both resin figurines and plush animals through approximately 150 major accounts, including department stores, catalogue retailers and QVC, a television and electronic retailer. Our nationwide dealer network is currently divided into five major categories: three PAW-SM- designations (GOLD, SILVER and BRONZE), other resin and plush dealers and plush-only dealers. We encourage our resin figurine dealers to obtain the highest PAW qualification because it affords them additional benefits including priority delivery of our products and special consideration when ordering limited editions, certain new product offerings and items in particularly high demand. Differences in PAW designations are based primarily on annual order volume. The following chart provides additional detail about our distribution network:

                                                         % OF NET PRODUCT SALES
                                          APPROXIMATE         (NINE MONTHS
                 TYPE                       NUMBER           ENDED 9/30/98)
---------------------------------------  -------------  -------------------------
PAW Dealers............................        2,150                   52%
Other Resin and Plush Dealers..........        3,900                   23
Major Accounts.........................          150                   17
                                              ------                  ---
  Resin and Plush Dealers..............        6,200                   92

Plush-Only Dealers.....................       13,150                    8
                                              ------                  ---
  Total Dealers........................       19,350                  100%
                                              ------                  ---
                                              ------                  ---

    UNITY MARKETING, an independent market research firm specializing in the collectibles industry, estimates that sales of collectibles in the United States in 1997 totaled $10.0 billion. Figurines, which represent approximately 49% of our net product sales, represent the largest segment of the U.S. collectibles industry with an estimated $3.9 billion in total sales in 1997. UNITY MARKETING currently estimates that women between the ages of 35 and 64 encompass the majority of collectors. This group, which we believe constitutes a substantial portion of our collectors, is projected by the U.S. Census Bureau to grow approximately 12% from 1998 to 2005. UNITY MARKETING expects that growth in the collectibles industry will be driven by the increased number of middle-aged female collectors and higher spending habits of the baby boom generation. The following chart illustrates the strong historical growth of the collectibles market:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    U.S. CONSUMER SALES OF COLLECTIBLES, 1993-1997
(IN BILLIONS)
                                                           11% Compound Annual Growth
1993                                                                             $6.6
1994                                                                             $7.2
1995                                                                             $8.2
1996                                                                             $9.1
1997                                                                            $10.0

                       (1) Source: UNITY MARKETING

COMPETITIVE STRENGTHS

    PROVEN OPERATING MODEL

    We have established an operating model that enables us to avoid many significant cost elements experienced by other collectibles companies. Our ability to realize substantial growth and margins is due primarily to:

    - long-term relationships with low-cost foreign manufacturing sources

    - limited wholesale price discounting

    - limited seasonality in most product offerings

    - use of a salaried in-house salesforce that results in low selling and marketing costs

    - minimal required investment in developing and test-marketing new products

    We believe that this operating model results in operating margins which are approximately 25% to 45% higher than those of giftware and collectibles companies of similar or larger size.

    RECOGNIZED BRAND NAME

    Our success is largely due to the established strength of the Boyds brand name, which we have built through consistently offering affordably priced, high-quality collectibles. The Boyds name is associated with consistent product quality and our award-winning "Folksy With Attitude" product design and craftsmanship. We believe that such qualities have led to strong brand loyalty among both our retailers and consumers. This brand loyalty facilitates market acceptance when we introduce product line extensions and new products. Our collectors club, THE LOYAL ORDER OF FRIENDS OF BOYDS-TM-, which was started in July 1996 and currently has over 100,000 paying members, also strengthens Boyds' brand-name recognition.

    PRODUCT VALUE

    We believe that our award-winning and distinctively designed products have broad consumer appeal due to their high-quality craftsmanship and offer significant value to our retailers and consumers. We believe that our strategy of selectively choosing resin figurine dealers, our use of limited editions, and our selective retirement of certain pieces have helped to maintain the collectibility and increase the perceived value of our products. There are independently published price guides printed each year that report the secondary market value of Boyds products, many of which trade at prices substantially higher than their original retail prices. While we do not participate in this market, we believe its existence reinforces the perceived value of our products.

    EXTENSIVE AND LOYAL DEALER NETWORK

    We have established a large, national distribution network of approximately 19,350 independent retail accounts, high-end department stores and selected catalogue retailers. Our products have strong sell-through and high perceived value which enhance store traffic and allow for substantial retail mark-ups. We have built dealer loyalty and trust and have minimized dealer turnover by not selling to mass merchandisers and limiting the number of stores that carry our resin figurines. We believe this network has contributed to new product successes, significant retailer demand, and a waiting list of approximately 5,500 prospective resin dealers.

    ESTABLISHED SOURCING RELATIONSHIPS

    We coordinate our production and cooperative development efforts primarily through two buying agencies with whom we have established long-term relationships. These buying agencies perform a number of functions for us, including collaborating in our product design and development process, identifying suitable manufacturers for our products and supervising our manufacturers to assure the proper quality and timing of our orders. We represent the vast majority of orders of both of our primary buying agencies. In conjunction with our buying agencies, we source most of our merchandise from a select group of 19 independently-owned manufacturers in China, which allows us to offer detailed, high-quality products at a low cost. We typically represent the majority of orders of our manufacturers. We are therefore able to significantly influence the schedule, quality and timing of our orders.

    PRODUCT DEVELOPMENT EXPERTISE

    We have developed a successful process for identifying, designing and marketing unique products for our target markets. The development process includes researching, developing and effectively merchandising and packaging our products in a manner consistent with our product image. We enhance our product development process by giving careful attention to design and price points and through our proven method of testing new products with selected retailers and consumers prior to introduction. We believe that our close relationships with our suppliers, retailers and customers allow us to introduce new products with short product lead times, accurately estimate consumer demand, quickly identify both new product categories and trends regarding existing lines, and substantially reduce development costs.

OPERATING AND GROWTH STRATEGY

    INCREASE SALES TO EXISTING ACCOUNTS

    We plan to build volume across existing accounts by increasing sales support, implementing pro-active marketing techniques, expanding product offerings within existing lines and introducing new product lines. Many of our resin dealers carry BEARSTONES but may not carry our other resin lines such as FOLKSTONES, DOLLSTONES, WEE FOLKSTONES and CARVER'S CHOICE. Based on our experience, we believe that retailers who expand their product and product line offerings experience significant revenue growth in our products. For example, our GOLD PAW-TM- dealers, who carry a broad selection of our resin and plush product lines and receive the greatest level of sales support, sell on average five times more than our other resin dealers. We plan to hire additional sales staff and open additional showrooms in order to further increase existing account volume. From fiscal 1995 to fiscal 1997, our average net product sales per account grew from approximately $3,700 to approximately $6,800, a 35% compound annual growth rate.

    EXPAND SALES TO NEW ACCOUNTS

    We plan to selectively expand our resin dealer network while maintaining the perceived value of our products. New resin dealers will be selected primarily from our 13,150 existing plush-only dealers, which make up the majority of our current waiting list of approximately 5,500 retailers. We believe we can continue to selectively add additional retail channels such as collectible doll stores, high-end toy stores, stores located on military bases and other select specialty retailers as part of a managed retail expansion plan.

    PENETRATE NEW DISTRIBUTION CHANNELS

    We are continuing to pursue corporate and retail partners to expand our distribution channels. These corporate arrangements provide the client with a customized or co-branded product for exclusive distribution by the corporate partner. For example, we produced co-branded plush ornaments of well-known animated characters under an agreement with a large media conglomerate. We believe this relationship may result in the introduction of additional co-branded products in the future. We have also produced customized products for Barnes & Noble and San Francisco Music Box stores, QVC and several of our larger resin dealers. We believe that these efforts increase Boyds' brand recognition while maintaining our emphasis on quality.

    INCREASE LICENSING AND INTERNATIONAL SALES

    Due to Boyds' popularity, we selectively license our images for other products including stationery, home textiles (such as afghans and throw pillows), rubber stamps and clothing. For example, we currently license our BEARSTONES images to Sunrise Stationery (a division of Hallmark Cards) to produce gift cards, package wrap and other assorted items. Though our royalty income is currently small relative to our net sales, we expect to increase the number of our licensed products through additional licensing arrangements in the future. We will also seek to increase international sales, which currently represent approximately 1% of our net sales. We believe that Asia, Europe and Canada offer significant long-term potential for our products.

    DEVELOP AND INTRODUCE NEW PRODUCTS

    One of our strategies for maintaining the demand for and collectibility of our products is to constantly develop and introduce new designs and themes within existing product lines, while selectively retiring pieces within each product line. We typically refresh approximately 40% of our existing product lines each year. In addition to our ongoing line extensions, we also regularly develop and introduce completely new product line concepts that maintain Boyds' whimsical and "Folksy With Attitude" themes. Our recently introduced product lines include:

    - CARVER'S CHOICE, a line of resin figurines, picture frames and accessories resembling hand-carved and painted wooden sculptures

    - GLASSSMITH ORNAMENTS, blown glass antique-style ornaments based on popular Boyds themes

    - Porcelain Dolls, a line of traditional high-quality porcelain dolls

    - LE BEARMOGE, small porcelain figurines, based on popular Boyds resin characters, placed decoratively atop an ornamental box containing a miniature porcelain figurine

    We continually evaluate new product line ideas and plan to regularly introduce new product lines over the next several years. For fiscal 1999, our emphasis will be to further expand our resin and plush product lines that have been successfully introduced in the last two years, including Porcelain Dolls, LE BEARMOGE and MOHAIR BEARS. Also in 1999, we plan to introduce a new line of upscale dressed bears, known as the UPTOWN BEARS, and to expand BABYBOYDS, a line of plush animals targeted for the children's market, to include musical plush animals.

    PURSUE STRATEGIC ACQUISITIONS

    While we have historically grown through increasing sales of existing products and new product and product line introductions, we believe that the collectibles industry is highly fragmented and that other giftware and collectibles companies typically realize margins significantly lower than those of Boyds. We believe strategic acquisitions of related or specialty niche collectibles companies or product lines represent opportunities to expand our sales and market share. We believe that our low-cost sourcing and distribution model can, in many cases, be transferred to other giftware and collectibles companies following an acquisition, leading to substantial cost savings and a significant expansion in distribution by utilizing our established dealer network. For example, in November 1998 we completed the acquisition of H.C. Accents, a company whose product lines complement those of Boyds, for approximately $4 million, including the assumption of debt.

                              THE RECAPITALIZATION

    On April 21, 1998, the stockholders of the Company prior to the April 1998 recapitalization (the "Original Stockholders") and Bear Acquisition, Inc. ("Bear Acquisition"), completed a recapitalization of the Company (the "Recapitalization"). Bear Acquisition is an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Recapitalization consisted of the purchase by Bear Acquisition of a portion of the shares of common stock of the Company, par value $.0001 per share (the "Common Stock"), held by the Original Stockholders for approximately $184 million and the redemption by the Company of a portion of the shares of Common Stock held by the Original Stockholders for approximately $473 million. Immediately after the Recapitalization, Bear Acquisition owned approximately 80% of the Common Stock and the Original Stockholders retained approximately 20% of the Common Stock. Shortly after the Recapitalization, Bear Acquisition acquired additional shares of newly-issued Common Stock with the proceeds from the sale of Bear Acquisition common stock. At December 21, 1998, Bear Acquisition and the Original Stockholders owned approximately 81% and 19%, respectively, of the outstanding Common Stock.

    After the Recapitalization, Boyds transferred substantially all of its assets to The Boyds Collection, Ltd., L.P. ("Boyds L.P."), a Delaware limited partnership wholly owned by us. We are the sole limited partner of Boyds L.P. and the sole general partner of Boyds L.P. is Boyds Operations, Inc., a Delaware corporation and our direct wholly owned subsidiary.

    Prior to the Offering, Bear Acquisition will transfer all of its assets (consisting entirely of shares of Common Stock of Boyds) to Boyds in exchange for newly-issued shares of Common Stock, which Bear Acquisition will then distribute in liquidation to its stockholders (the "Bear Acquisition Transaction"). As a result, investment partnerships affiliated with KKR and the Original Stockholders will own approximately 79% and 19%, respectively, of the outstanding Common Stock.

                                  THE OFFERING

Common stock offered by:

  The Company...................  shares

  The Selling Stockholders
    (1).........................  shares (2)

    Total.......................  shares (2)

Common stock to be outstanding
  after the offering............  shares (3)

Use of proceeds.................  To redeem $   million principal amount of Boyds'
                                  outstanding 9% senior subordinated notes and to repay
                                  approximately $   million of bank indebtedness. Boyds will
                                  receive no proceeds from the sale of Common Stock in the
                                  Offering by the Selling Stockholders. See "Use of
                                  Proceeds."

Proposed NYSE symbol............  FOB

------------------------

(1) The Selling Stockholders in the Offering will be KKR 1996 Fund L.P. and KKR Partners II, L.P.

(2) Excludes       shares to be sold by the Selling Stockholders if the
    Underwriters' over-allotment option is exercised in full. See
    "Underwriters."

(3) Based on the number of shares outstanding at September 30, 1998, excluding both 709,000 shares of Common Stock issuable upon exercise of stock options outstanding as of September 30, 1998, of which 240,000 options to purchase shares of Common Stock were then exercisable and 1,291,000 shares of Common Stock reserved for future issuance under the Company's option plan. See "Management--Benefit Plans."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    You should read the summary consolidated financial and other data below in conjunction with the Consolidated Financial Statements and the Unaudited Pro Forma Consolidated Condensed Financial Statements and the accompanying notes to each, which are contained later in this Prospectus. You should also read the Selected Financial and Other Data and the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations, also contained later in this Prospectus. The historical financial data for the three years ended December 31, 1997 and as of and for the nine months ended September 30, 1998 have been derived from the audited Consolidated Financial Statements and the accompanying notes, which are contained later in this Prospectus. The historical financial data for the nine months ended September 30, 1997 have been derived from unaudited Consolidated Financial Statements and the accompanying notes, which are contained later in this Prospectus. The historical financial data for the two years ended December 31, 1994 have been derived from unaudited financial statements, which are not contained in this Prospectus. The pro forma data as adjusted for the Recapitalization and the Offering have been derived from the Unaudited Pro Forma Consolidated Condensed Financial Statements and the accompanying notes, which are contained later in this Prospectus.

                                                                                                       NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                               -----------------------------------------------------  --------------------
                                                 1993       1994       1995       1996       1997     1997 (1)   1998 (1)
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales..................................  $  18,233  $  34,833  $  70,147  $  98,365  $ 129,841  $  90,727  $ 139,965
  Cost of goods sold.........................      6,773     12,450     24,221     33,022     43,278     30,023     44,804
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...............................     11,460     22,383     45,926     65,343     86,563     60,704     95,161
  Selling, general and administrative
    expenses.................................      1,568      2,675      4,332      6,314      8,528      5,185      9,895
  Other operating income, net................          6         78         31        387      1,171        411        811
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations.....................      9,898     19,786     41,625     59,416     79,206     55,930     86,077
  Interest expense...........................        (18)       (39)       (89)      (187)      (242)      (219)   (19,042)
  Other income (expense), net (2)............         33         88        578        868        166        239     (2,964)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before provision for income taxes...      9,913     19,835     42,114     60,097     79,130     55,950     64,071
  Provision for income taxes (3).............         --         --         --         --         --         --     12,712
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.................................  $   9,913  $  19,835  $  42,114  $  60,097  $  79,130  $  55,950  $  51,359
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma net income (3)...................  $   5,898  $  11,802  $  24,659  $  35,052  $  45,978  $  32,845  $  38,634
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma basic and diluted earnings per
    common share (4).........................  $    0.04  $    0.08  $    0.18  $    0.25  $    0.33  $    0.23  $    0.46

PRO FORMA STATEMENT OF INCOME DATA, AS
  ADJUSTED FOR THE RECAPITALIZATION AND THE
  OFFERING (5):
  Net income.................................                                                      $                     $
  Interest expense...........................
  Earnings per common share..................

OTHER DATA:
  Gross profit margin (6)....................       62.9%      64.3%      65.5%      66.4%      66.7%      66.9%      68.0%
  Operating income margin (7)................       54.3%      56.8%      59.3%      60.4%      61.0%      61.6%      61.5%
  Depreciation and amortization..............  $      24  $      46  $     131  $     221  $     254  $     162  $     189
  Capital expenditures.......................         32        132        545        269        367        252      1,011

                                                                                        AS OF SEPTEMBER 30, 1998
                                                                                       --------------------------
                                                                                                    AS ADJUSTED
                                                                                                      FOR THE
                                                                                         ACTUAL       OFFERING
                                                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (8):
  Cash and cash equivalents..........................................................  $    8,326             $
  Working capital (9)................................................................      24,926
  Total assets.......................................................................     303,946
  Total debt.........................................................................     460,500
  Total stockholders' equity (deficit)...............................................    (174,369)

------------------------

(1) Financial information presented for the nine months ended September 30, 1997 and 1998 contains all normal recurring adjustments deemed necessary by management and financial information presented for the nine months ended September 30, 1998 is not necessarily indicative of the results that can be expected for the full year.

(2) Other income, net for the nine months ended September 30, 1998 includes $3,248 of other expenses related to the Recapitalization.

(3) Prior to the Recapitalization on April 21, 1998, Boyds was operated as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code") and the laws of the states that recognize S Corporation status. As a result, Boyds' taxable earnings were taxed directly to its then-existing stockholders. After the Recapitalization, Boyds became subject to federal and state income taxes. Pro forma net income assumes that Boyds was subject to federal and state income taxes and was taxed as a C Corporation at the effective tax rates that would have applied for all periods. See Note 2 to the Consolidated Financial Statements.

(4) Pro forma basic earnings per common share is calculated based on weighted average common shares outstanding of 140,400,000 for the five fiscal years ended December 31, 1997 and for the nine months ended September 30, 1997 and 84,404,476 for the nine months ended September 30, 1998. Pro forma diluted earnings per common share is calculated based on the dilutive effect of common shares issuable under Boyds' stock option and stock grant plans.

(5) Pro forma statement of income data, as adjusted for the Recapitalization and the Offering, reflect adjustments for C Corporation status (Note (3)) and give effect to the Recapitalization and the Offering as if they had occurred on the first day of each period presented.

(6) Gross profit margin represents gross profit divided by net sales.

(7) Operating income margin represents income from operations divided by net sales.

(8) The balance sheet data, as adjusted for the Offering, give effect to the Offering as if it had occurred on September 30, 1998.

(9) Working capital excludes cash and cash equivalents.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

IMPLEMENTATION OF GROWTH STRATEGY

    We intend to continue to pursue a business strategy of increasing sales and earnings by expanding our existing brands and distribution channels. Our continued ability to implement our growth strategy successfully will be in part dependent on business, financial and other factors beyond our control, including prevailing economic conditions, changes in consumer preferences and changes in the competitive environment. We may not be able to continue to successfully implement our growth strategy.

    Our ability to anticipate changes in market and industry trends and to successfully develop and introduce new products on a timely basis will be a critical factor in our ability to grow and remain competitive. Our new products may not be completed on a timely basis and may not enjoy market acceptance following their introduction. In addition, we may not be able to accurately predict the anticipated development schedules for new or refreshed products and product lines.

DEPENDENCE UPON INDEPENDENT BUYING AGENCIES AND MANUFACTURING SOURCES

    Substantially all of the products that we sell are purchased through two independent buying agencies, one of which is located in Taiwan and the other of which is in the United States. These two buying agencies, which contract with a total of 19 independent manufacturers, account for approximately 91% of our total imports. As a result, we are substantially dependent on our buying agencies and the manufacturers with which they contract. We do not have long-term contracts with either of our primary buying agencies. We believe that the loss of either of our primary buying agencies, who perform a number of functions for us (including collaborating in our product design and development process), would, in the short-term, have a material adverse effect on our financial condition and results of operations, cause disruptions in our orders, affect product quality and possibly require us to select alternate manufacturers. We do not believe that the loss of either of our primary buying agencies would have a material adverse effect in the long-term as we believe that alternate buying agencies would be available and that we would be able to work directly with many of our manufacturers.

    All of our significant manufacturers are located in China. Although we have identified alternate manufacturers which could meet our quality and reliability standards at similar costs in China and in other countries, the loss of any one or more of our manufacturers could have a material adverse effect on our business in the short-term. We do not believe that the loss of any one or more of our manufacturers is likely to have a long-term material adverse effect on our business, however, because we believe other manufacturers would be available to fulfill our requirements.

RISKS IN USING FOREIGN MANUFACTURERS

    Because we rely on foreign manufacturers, we are subject to the following risks inherent in foreign manufacturing:

    - fluctuations in currency exchange rates

    - economic and political instability

    - transportation delays

    - restrictive actions by foreign governments

    - nationalizations

    - the laws and policies of the United States affecting importation of goods (including duties, quotas and taxes)

    - foreign trade and tax laws

In particular, our costs could be adversely affected on a short-term basis if the Chinese renminbi appreciates significantly relative to the United States dollar, since the cost of our products fluctuates with the value of the Chinese renminbi. Conversely, our costs would be favorably affected on a short-term basis if the Chinese renminbi depreciated significantly relative to the United States dollar.

RISKS IN IMPORTING PRODUCTS

    Boyds does not own or operate any manufacturing facilities. Instead, we import substantially all of our retail products from independent foreign manufacturers, primarily in China. As a result, substantially all of our products are subject to United States Customs Service duties and regulations relating to the importation of goods. These regulations include requirements that we disclose certain information regarding the country of origin on our products such as "Handmade in China." Within its discretion, the United States Customs Service may also set new regulations regarding the amount of duty to be paid, the value of merchandise to be reported or other customs regulations relating to our imported products. Failure to comply with these regulations may result in the imposition of additional duties or penalties or, in certain cases, forfeiture of merchandise.

    The United States or the other countries in which our products are manufactured may, in the future, impose new quotas, duties, tariffs or other charges or restrictions, or adjust current quota, duty or tariff levels. This could adversely affect our financial condition, results of operations or our ability to continue to import products at current or increased levels. In particular, our costs could increase, or the mix of countries from which we import our products may be changed, if the Generalized System of Preferences program is not renewed or extended each year. In addition, if countries that are currently accorded "Most Favored Nation" status by the United States (such as China) cease to have such status, we could be adversely affected. We cannot predict what regulatory changes may occur or the type or amount of any financial impact these changes may have on us in the future.

WE ARE DEPENDENT ON THE ACCEPTANCE OF NEW PRODUCT INTRODUCTIONS

    Our long-term results of operations depend substantially upon our ability to continue to conceive, design, source and market new pieces and upon continuing market acceptance of our existing and future product lines. In the ordinary course of our business, we continually develop new pieces for our existing product lines and create new product line concepts. If we fail or are significantly delayed in introducing new pieces to our existing product lines or creating new product line concepts or if our new products do not meet with market acceptance, our results of operations may be impaired. The giftware and home decorative accessory industry, and collectibles in particular, are affected by changing consumer tastes and interests. Our existing or future products may not maintain or receive substantial market acceptance.

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT

    Boyds competes generally for the disposable income of consumers and in particular with other producers of fine quality collectibles, specialty giftware and home decorative accessory products. The giftware and collectibles industries are highly competitive, with a significant number of both large and small participants. A number of companies who participate in the giftware and collectibles industries are part of large, diversified companies that have greater financial resources than us and offer a wider range of products.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION

    Our products are subject to the provisions of the Federal Consumer Product Safety Act and the related regulations, which authorize the Consumer Product Safety Commission ("CPSC") to protect the public from products which present a substantial risk of injury. The CPSC can require the repurchase or recall by the manufacturer of articles which are found to be defective and impose fines or penalties on the manufacturer. Similar laws exist in some states and cities and in other countries in which we market our products. While no Boyds product has ever been recalled, any recall involving one or more of our products could have a material adverse effect on us and our business and operations, depending on the particular product or products recalled.

DEPENDENCE ON KEY PERSONNEL

    Our success is substantially dependent upon the retention of, and the continued performance by, our senior management, including Gary M. Lowenthal, our founder and Chief Executive Officer. If any member of our senior management team becomes unable or unwilling to participate in the business and operations of Boyds, our future business and operations could be materially and adversely effected.

WE BELIEVE OUR INTELLECTUAL PROPERTY IS MATERIAL TO OUR SUCCESS

    We believe that our trademarks and other proprietary rights are material to our success and competitive position. Accordingly, we devote resources to the establishment and protection of our intellectual property on a worldwide basis. There can be no assurance that the actions we take to establish and protect our trademarks and other proprietary rights will be adequate to protect our intellectual property or to prevent imitation of our products by others. Moreover, no assurance can be given that others will not assert rights in, or ownership of, our trademarks and other proprietary rights or that we will be able to successfully resolve such conflicts. In addition, the laws of certain foreign countries may not protect intellectual property to the same extent as do the laws of the United States. We have not experienced any proprietary license infringements or legal actions that have had a material impact on our financial condition or results of operations. See "Business--Licensing."

WE MAY BE ADVERSELY AFFECTED BY THE YEAR 2000 PROBLEM

    We believe we have replaced all of our systems that are not Year 2000 compliant. However, if any of our systems are not compliant or if our customers, buying agencies, manufacturers or shippers fail to achieve Year 2000 compliance, we may experience the following adverse consequences:

    - We may be unable to receive our products due to failures by our manufacturers, buying agencies or shippers

    - Our customers may be unable to place orders with us due either to our system failures or those of our customers

    - We may be unable to deliver our products on a timely basis

    For a description of our Year 2000 compliance efforts you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

THERE HAS BEEN NO PRIOR MARKET FOR THE COMMON STOCK AND THE MARKET PRICE OF THE
  SHARES WILL FLUCTUATE

    Prior to the Offering, there has been no market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations among Boyds, the Selling Stockholders and the representatives of the Underwriters.

    The price of the Common Stock after the Offering may fluctuate widely, depending upon many factors, including the perceived prospects of Boyds and the giftware and collectibles industries in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections and changes in general economic or market conditions. The Common Stock may trade at prices significantly below the initial public offering price.

    We will apply to list the Common Stock on The New York Stock Exchange (the "NYSE"). The NYSE listing does not, however, guarantee that a trading market for the Common Stock will develop or, if a market does develop, the depth of the trading market for the Common Stock.

EXISTING STOCKHOLDERS MAY SELL THEIR COMMON STOCK

    As of December 21, 1998, there were 46,827,670 shares of Common Stock outstanding (excluding shares of Common Stock offered hereby). After the Offering, persons who currently hold Common Stock (or will hold Common Stock after the Bear Acquisition Transaction) will be entitled to register their Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), at our expense. These shares may also be sold under Rule 144 of the Securities Act, depending on the holding period of such securities and subject to significant restrictions in the case of shares held by persons deemed to be affiliates of Boyds. We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Stock. Boyds, the KKR Partnerships, our officers and directors and certain stockholders (which in the aggregate owned 46,711,000 shares at December 21, 1998) have agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock (other than in the Offering) for a period of 180 days after the date of this Prospectus without the written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS

    Some of the matters discussed under the captions "Summary," "Risk Factors," "Unaudited Pro Forma Consolidated Financial Statements," "The Company" and elsewhere in this Prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. These forward-looking statements are made as of the date of this Prospectus, and we assume no obligation to update them or the reasons why actual results may differ.

BOYDS IS CONTROLLED BY KKR

    Following the Offering, KKR 1996 Fund L.P. and KKR Partners II, L.P. (together, the "KKR Partnerships"), limited partnerships organized at the direction of KKR and who are controlled by affiliates of KKR, will own
approximately   % of our outstanding Common Stock on a fully diluted basis and will continue to control us. Accordingly, affiliates of KKR will be able to elect the entire Board of Directors, control the management and policies of Boyds and, in general, determine (without the consent of our other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of Boyds' assets. Affiliates of KKR will also be able to prevent or cause a change in control of Boyds and will be able to amend our charter or bylaws at any time. The interests of KKR and its affiliates may also conflict with the interests of the other holders of Common Stock.

                                USE OF PROCEEDS

    The net proceeds to Boyds from the sale of the             shares of Common
Stock offered hereby, after deducting the underwriting discount and estimated
offering expenses, are estimated to be approximately $   million. These proceeds
will be used to redeem $   million principal amount of the Company's 9% Senior
Subordinated Notes due 2008 (the "Notes") and repay $   million of indebtedness
under the Company's credit facility with DLJ Capital Funding, Inc. ("DLJCF") and the other lenders named therein (the "Credit Facility"). The Credit Facility consists of a $325.0 million term loan facility (the "Term Loans") (of which $295.5 million was outstanding at September 30, 1998) and a $40.0 million revolving credit facility (the "Revolver") (none of which was drawn down at September 30, 1998). At September 30, 1998, the weighted average interest rate on the Credit Facility was 7.727%. Indebtedness under the Credit Facility and the Notes was incurred in connection with the Recapitalization to (i) redeem Common Stock of the Company and (ii) pay transaction fees and expenses. See "The Recapitalization."

    The Company will receive no proceeds from the sale of Common Stock in the Offering by the Selling Stockholders.

                                DIVIDEND POLICY

    Boyds does not intend to pay any cash dividends for the foreseeable future but instead intends to retain earnings, if any, for the future operation and expansion of its business. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon Boyds' results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the Board of Directors. In addition, both the Credit Facility and the indenture governing the Notes currently restrict the Company from declaring or paying any cash dividends on the Common Stock. Future indebtedness or loan arrangements incurred by the Company may also prohibit or restrict the ability of the Company to pay dividends and make distributions to its stockholders.

                                 CAPITALIZATION

    The following table sets forth the debt and capitalization of the Company at September 30, 1998, and as adjusted to give effect to (i) the receipt by the
Company of the net proceeds from the sale of         shares of Common Stock
offered by the Company hereby at an assumed initial public offering price of
$      per share (after deducting the underwriting discount and estimated offering expenses payable by the Company in the Offering) and (ii) the application of the net proceeds therefrom as described under "Use of Proceeds." The following table should be read in conjunction with the Unaudited Pro Forma Consolidated Condensed Financial Statements and the Consolidated Financial Statements and the accompanying notes to each, which are contained later in this Prospectus.

                                                                                          SEPTEMBER 30, 1998
                                                                                      ---------------------------
                                                                                                    AS ADJUSTED
                                                                                                      FOR THE
                                                                                        ACTUAL        OFFERING
                                                                                        (DOLLARS IN THOUSANDS)
Total debt:
  Revolver..........................................................................  $        --   $
  Term Loan A.......................................................................       88,250
  Term Loan B.......................................................................      207,250
  9% Senior Subordinated Notes......................................................      165,000
                                                                                      -----------  --------------
    Total debt......................................................................      460,500

Total stockholders' equity (deficit)................................................     (174,369)
                                                                                      -----------  --------------
    Total capitalization............................................................  $   286,131   $
                                                                                      -----------  --------------
                                                                                      -----------  --------------

                                    DILUTION

    The tangible book deficit of the Company at September 30, 1998 was $174.4 million, or $3.73 per outstanding share of Common Stock. The net tangible book deficit per share of Common Stock is equal to the Company's total tangible assets (total assets less intangible assets) less its total liabilities, divided by the number of shares of Common Stock outstanding, all on a pro forma basis.
After giving effect to the sale of       shares of Common Stock to be sold by
the Company in the Offering at an assumed initial public offering price of
$         per share (the midpoint of the estimated range of the initial public offering price) and the application by the Company of the estimated net proceeds therefrom as described in "Use of Proceeds," the net tangible book deficit of
the Company at September 30, 1998 would have been $         million, or $
per share of Common Stock. This represents an immediate increase in net tangible
book value of $      per share of Common Stock and an immediate dilution in net
tangible book deficit of $       per share of Common Stock to new investors of
Common Stock in the Offering.

    The following table illustrates the per share dilution that would have occurred if the Offering had been consummated on September 30, 1998:

Assumed initial public offering price per share of Common Stock.........................  $
                                                                                          ---------
Net tangible book deficit per share before the Offering.................................  $
                                                                                          ---------
Increase per share attributable to the Offering (1).....................................  $
                                                                                          ---------
Net tangible book deficit per share of Common Stock after the Offering..................  $
                                                                                          ---------
Dilution per share to new investors (2).................................................  $
                                                                                          ---------
                                                                                          ---------

------------------------

(1) After deducting the underwriting discounts and estimated expenses payable by the Company in the Offering.

(2) Dilution is determined by subtracting net tangible book deficit per share after giving effect to the Offering from the assumed initial public offering price paid by new investors.

    The following table summarizes the differences, as of September 30, 1998, between the existing stockholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                             SHARES PURCHASED             TOTAL CONSIDERATION
                                      ------------------------------  ----------------------------    AVERAGE
                                           NUMBER                         AMOUNT                       PRICE
                                       (IN THOUSANDS)      PERCENT    (IN THOUSANDS)     PERCENT     PER SHARE
                                      -----------------  -----------  ---------------  -----------  -----------
Existing stockholders (1)...........                               %     $                       %   $
New investors.......................
                                              -----           -----         ------          -----
Total...............................                               %     $                       %
                                              -----           -----         ------          -----
                                              -----           -----         ------          -----

------------------------------

(1) Includes shares purchased by officers and directors. Does not include shares of Common Stock retained by the Original Stockholders in the Recapitalization.

    The foregoing computations do not give effect to up to 469,000 shares issuable pursuant to options, grants of restricted stock and restricted stock units that may be granted under the Company's 1998 Stock Option Plan. These calculations also exclude 1,531,000 shares of Common Stock available for future issuance under the Company's 1998 Stock Option Plan. To the extent that shares are issued in connection with the foregoing, there will be further dilution to new investors. In addition, sales by the Selling Stockholders in this Offering
will reduce the number of shares held by existing stockholders to        , or
  % of the total number of shares outstanding after this Offering, and will
increase the number of shares of Common Stock held by new investors to       ,
or   % of the total number of shares of Common Stock outstanding after this
Offering. See "Principal and Selling Stockholders."

                       SELECTED FINANCIAL AND OTHER DATA

    The following table sets forth selected historical financial and other data of the Company. The historical financial data as of December 31, 1996 and 1997 and for the three fiscal years ended December 31, 1997 and as of and for the nine months ended September 30, 1998 have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements of the Company and the accompanying notes, which are contained later in this Prospectus. The historical financial data as of December 31, 1993, 1994 and 1995 and for the two years ended December 31, 1994 have been derived from unaudited financial statements of the Company, which are not contained in this Prospectus. The historical financial data for the nine months ended September 30, 1997 have been derived from unaudited financial statements of the Company, which are contained later in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the accompanying notes, which are contained later in this Prospectus.

                                                                                                    NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                           -----------------------------------------------------  ----------------------
                                             1993       1994       1995       1996       1997      1997 (1)    1998 (1)
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales..............................  $  18,233  $  34,833  $  70,147  $  98,365  $ 129,841   $  90,727   $ 139,965
  Cost of goods sold.....................      6,773     12,450     24,221     33,022     43,278      30,023      44,804
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------
  Gross profit...........................     11,460     22,383     45,926     65,343     86,563      60,704      95,161
  Selling, general and administrative
    expenses.............................      1,568      2,675      4,332      6,314      8,528       5,185       9,895
  Other operating income, net............          6         78         31        387      1,171         411         811
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------
  Income from operations.................      9,898     19,786     41,625     59,416     79,206      55,930      86,077
  Interest expense.......................        (18)       (39)       (89)      (187)      (242)       (219)    (19,042)
  Other income (expense), net (2)........         33         88        578        868        166         239      (2,964)
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------
  Income before provision for income
    taxes................................      9,913     19,835     42,114     60,097     79,130      55,950      64,071
  Provision for income taxes (3).........         --         --         --         --         --          --      12,712
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------
  Net income.............................  $   9,913  $  19,835  $  42,114  $  60,097  $  79,130   $  55,950   $  51,359
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------
  Pro forma net income (3)...............  $   5,898  $  11,802  $  24,659  $  35,052  $  45,978   $  32,845   $  38,634
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------
  Pro forma basic and diluted earnings
    per common share (4).................  $    0.04  $    0.08  $    0.18  $    0.25  $    0.33   $    0.23   $    0.46

OTHER DATA:
  Gross profit margin (5)................       62.9%      64.3%      65.5%      66.4%      66.7%       66.9%       68.0%
  Operating income margin (6)............       54.3%      56.8%      59.3%      60.4%      61.0%       61.6%       61.5%
  Depreciation and amortization..........  $      24  $      46  $     131  $     221  $     254   $     162   $     189
  Capital expenditures...................         32        132        545        269        367         252       1,011

                                                                     AS OF DECEMBER 31,                     AS OF SEPTEMBER 30,
                                                    -----------------------------------------------------  ---------------------
                                                      1993       1994       1995       1996       1997             1998
                                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.......................  $     908  $   1,700  $   4,279  $   6,083  $  11,210              $   8,326
  Working capital (7).............................      3,700      5,856     13,384     13,250     23,398                 24,926
  Total assets....................................      4,922      8,526     19,943     22,582     38,936                303,946
  Total debt......................................      4,300      7,500     17,700     19,300     30,000                460,500
  Total stockholders' equity (deficit)............        330        250        916      1,191      5,272              (174,369)

------------------------

(1) Financial information presented for the nine months ended September 30, 1997 and 1998 contains all normal recurring adjustments deemed necessary by management and financial information presented as of and for the nine months ended September 30, 1998 is not necessarily indicative of the results that can be expected for the full year.

(2) Other income, net for the nine months ended September 30, 1998 includes $3,248 of other expenses related to the Recapitalization.

(3) Prior to the Recapitalization on April 21, 1998, the Company was operated as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code") and the laws of the states that recognize S Corporation status. As a result, the Company's taxable earnings were taxed directly to the Company's then-existing stockholders. After the closing of the Recapitalization, the Company became subject to federal and state income taxes. Pro forma net income assumes that the Company was subject to federal and state income taxes and was taxed as a C Corporation at the effective tax rates that would have applied for all periods. See Note 2 to the Consolidated Financial Statements.

(4) Pro forma basic earnings per common share is calculated based on weighted average common shares outstanding of 140,400,000 for the five fiscal years ended December 31, 1997 and for the nine months ended September 30, 1997 and 84,404,476 for the nine months ended September 30, 1998. Pro forma diluted earnings per common share is calculated based on the dilutive effect of common shares issuable under the Company's stock option and stock grant plan.

(5) Gross profit margin represents gross profit divided by net sales.

(6) Operating income margin represents income from operations divided by net sales.

(7) Working capital excludes cash and cash equivalents.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    The Company has grown significantly since 1993 and has become a leading domestic designer, importer and distributor of branded, high-quality, hand-crafted collectibles and other specialty giftware products. The Company sells its products through an extensive network of approximately 19,350 accounts comprised of independent gift and collectibles retailers, premier department stores, selected catalogue retailers and other electronic and retail channels. Boyds has a demonstrated history of strong sales growth with net sales increasing from $18.2 million in fiscal 1993 to $129.8 million in fiscal 1997, a compound annual growth rate of approximately 63%.

    As a result of developing a strong brand image and a high level of consumer awareness, the Company believes its sales growth has outpaced the giftware and collectibles industries and allowed it to gain market share. The Company also believes it is one of the most profitable companies in terms of both gross profit and operating income margins in the giftware and collectibles industries for companies of similar or larger size. The Company's fiscal 1997 gross and operating income margins were 66.7% and 61.0%, respectively.

    The Company's products include resin figurines, plush animals, porcelain dolls and boxes and related clothing and accessories. The following table sets forth the Company's resin figurine, plush animal and other sales and their percentage of the Company's net sales:

                                                                        NINE MONTHS ENDED
                                                YEAR ENDED                                             YEAR ENDED
                                               DECEMBER 31,               SEPTEMBER 30,               DECEMBER 31,
                                      -------------------------------  --------------------  -------------------------------
                                        1995       1996       1997       1997       1998       1995       1996       1997
                                                     (DOLLARS IN THOUSANDS)                      (PERCENT OF NET SALES)
Resin figurines.....................  $    27.5  $    42.1  $    54.9  $    38.9  $    62.1       39.2%      42.8%      42.3%
Plush animals.......................       35.5       46.4       58.1       39.1       59.4       50.6       47.2       44.8
Other...............................        7.1        9.9       16.8       12.7       18.5       10.2       10.0       12.9
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net sales.........................  $    70.1  $    98.4  $   129.8  $    90.7  $   140.0      100.0%     100.0%     100.0%
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                       NINE MONTHS ENDED

                                         SEPTEMBER 30,
                                      --------------------
                                        1997       1998

Resin figurines.....................       42.9%      44.4%
Plush animals.......................       43.1       42.4
Other...............................       14.0       13.2
                                      ---------  ---------
  Net sales.........................      100.0%     100.0%
                                      ---------  ---------
                                      ---------  ---------

    Growth in resin figurines has been primarily driven by the substantial growth of the Company's three major resin figurine product lines, BEARSTONES, FOLKSTONES and DOLLSTONES, all of which have exhibited growth each year since their introduction. In late 1993, the Company introduced its BEARSTONES product line, which was an immediate success. In early 1994, the Company introduced another resin figurine line known as FOLKSTONES, followed by DOLLSTONES in late 1995. The Company also established a network of dealers in 1994, selected primarily from the Company's plush-only dealers, that were authorized to carry Boyds' resin figurine product lines. These dealers have grown in number to 6,050 accounts and accounted for approximately 75% of the Company's net sales in the nine months ended September 30, 1998. The Company currently has a waiting list of approximately 5,500 retailers that have expressed interest in becoming resin figurine dealers.

    Growth in plush animals for the period from fiscal 1993 through fiscal 1997 has been largely attributable to the growth of the Company's line of dressed animals in the T.J.'S BEST DRESSED collection, introduced in 1992, and in other custom-designed plush animals. The Company began selling non-dressed plush animals in 1982 and has since introduced product collections which currently include BEARS IN THE ATTIC-TM-, J.B. BEAN & ASSOCIATES, the ARCHIVE COLLECTION-TM- and MOHAIR BEARS.

    The Company's resin figurine and plush animal sales accounted for 87.1% of fiscal 1997 net sales with other product sales, freight sales, collectors club sales and distributor sales comprising the remainder. Freight sales represent shipping and handling charges assessed on each order based on order size. Collectors club sales are generated from annual dues collected directly from consumers who become members of Boyds' collectors club, THE LOYAL ORDER OF FRIENDS OF BOYDS, which began in July 1996 and currently has over 100,000 paying members. Distributor sales represent sales of Boyds' products to independent distributors in other countries and to certain accounts in the U.S., which are shipped directly from overseas suppliers.

    The Company believes its gross profit and operating income margins are higher than giftware and collectibles companies of similar or larger size, even though it serves similar markets, retail distribution channels and consumers, due to its avoidance of substantial volume purchase discounts, its use of in-house development teams, limited royalties paid to outside artists, and relatively low warehousing, distribution and obsolescence costs. These factors, combined with the Company's access to low-cost manufacturing sources located primarily in China, have resulted in a gross profit margin that the Company believes is among the highest in the industry.

    Selling, general and administrative expenses ("SG&A") are comprised of overhead, selling and marketing costs, administration, professional fees and Pennsylvania capital stock taxes. For fiscal 1997, the Company's SG&A expenses were $8.5 million, representing 6.6% of net sales. The Company believes it has one of the lowest SG&A levels, as a percentage of net sales, among giftware and collectibles companies of similar or larger size. Unlike many of its competitors, the Company does not utilize a network of internal or independent commissioned sales personnel, but relies instead on an in-house team of non-commissioned telemarketing and sales professionals. In addition, the Company exhibits its products at many national and regional tradeshows where orders are taken by Company employees and part-time help. The Company operates almost exclusively out of a leased office/ distribution facility in McSherrystown, Pennsylvania where it believes both labor and rental costs are attractive.

    The Company licenses certain of its product designs to other companies for products including stationery, greeting cards and home textiles. Boyds believes such licensing, in addition to providing royalty income, helps to increase consumer awareness of Boyds' designs and brand image. The Company reports royalty income as other operating income.

    The Company has substantial operating income margins and has experienced significant growth in income from operations. Its operating income margins have increased from 57.1% in fiscal 1994 to 61.0% for fiscal 1997, which the Company believes is approximately 25% to 45% higher than giftware and collectibles companies of similar or larger size. Historically, the Company has funded its cash needs from operations and has not found it necessary to make substantial capital investments.

RESULTS OF OPERATIONS

    The following table sets forth the components of net income as a percentage of net sales for the periods indicated:

                                                                                                           NINE MONTHS ENDED
                                                                             YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                         -------------------------------  --------------------
                                                                           1995       1996       1997       1997       1998
Net sales..............................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Gross profit...........................................................       65.5       66.4       66.7       66.9       68.0
Selling, general and administrative expenses...........................        6.2        6.4        6.6        5.7        7.1
Other operating income, net............................................        0.0        0.4        0.9        0.5        0.6
  Income from operations...............................................       59.3       60.4       61.0       61.7       61.5
Interest expense.......................................................       (0.1)      (0.2)      (0.2)      (0.2)     (13.6)
Other income, net......................................................        0.8        0.9        0.1        0.3        0.2
Transaction costs......................................................     --         --         --         --           (2.3)
Provision for income taxes.............................................     --         --         --         --            9.1
                                                                         ---------  ---------  ---------  ---------  ---------
  Net income...........................................................       60.0%      61.1%      60.9%      61.8%      36.7%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

NINE MONTHS ENDED SEPTEMBER 30, 1998 VS. NINE MONTHS ENDED SEPTEMBER 30, 1997

    NET SALES. Net sales increased 54.3% to $140.0 million in the 1998 nine months from $90.7 million in the 1997 nine months. Net sales of resin figurines were $62.1 million in the 1998 nine months, an increase of 59.6% as compared to resin figurine net sales of $38.9 million in the 1997 nine months. The increase in net sales of resin figurines was primarily attributable to increased sales of BEARSTONES, FOLKSTONES and Porcelain Dolls, which resulted from strong consumer and retailer demand, and the introduction of CARVER'S CHOICE. Net sales of plush animals were $59.4 million in the 1998 nine months, an increase of 52.1% as compared to plush animal net sales of $39.1 million in the 1997 nine months. The increase in net sales of plush animals was primarily attributable to increased sales of
T.J.'S BEST DRESSED, along with sales of T.F. WUZZIES mini-bears and MOHAIR BEARS, which were introduced in the fall of 1997.

    GROSS PROFIT. Gross profit increased 56.8% to $95.2 million in the 1998 nine months from $60.7 million in the 1997 nine months. Gross profit as a percent of sales increased to 68.0% for the 1998 nine months from 66.9% for the 1997 nine months. The increase in gross profit was primarily attributable to the increase in sales for both the plush animal and resin figurine categories for the 1998 nine months as compared to the 1997 nine months.

    SG&A. SG&A expenses increased 90.4% to $9.9 million in the 1998 nine months from $5.2 million in the 1997 nine months. SG&A expenses as a percent of net sales increased to 7.1% in the 1998 nine months from 5.7% in the 1997 nine months. The increase in SG&A expenses was primarily attributable to increased administrative costs due the Company's net sales increase during the periods. The increase in SG&A expenses as a percent of net sales was attributable to additional capital stock tax of $1.1 million incurred due to increased earnings, wages of $450,000 incurred due to an increased provision for the Company's employee incentive program and an increase in professional fees of $610,055.

    INCOME FROM OPERATIONS. Income from operations increased 54.0% to $86.1 million in the 1998 nine months from $55.9 million in the 1997 nine months. The operating income margin decreased to 61.5% in the 1998 nine months from 61.7% in the 1997 nine months. The decrease in operating income margin was due to an increase in SG&A expenses partially offset by an increase in gross profit. The increase in income from operations was primarily attributable to the increase in net sales for the period.

    INTEREST EXPENSE. Interest expense increased to $19.0 million in the 1998 nine months from $218,517 in the 1997 nine months. Interest expense in the 1998 nine months represented 13.6% of net sales. The increase in interest expense was due to indebtedness incurred in connection with the Recapitalization.

    TRANSACTION COSTS. Transaction costs for the 1998 nine months were $3.3 million, representing 2.3% of net sales. Transaction costs consisted of non-recurring bonuses paid to key employees in connection with the Recapitalization.

    NET INCOME. Net income decreased 8.2% to $51.4 million in the 1998 nine months from $56.0 million in the 1997 nine months. The decrease in net income was attributable to actual income tax expense of $12.7 million and increased SG&A and interest expenses, partially offset by increased net sales. The net income margin decreased to 36.7% in the 1998 nine months from 61.8% in the 1997 nine months. The decrease in net income margin was attributable to the tax and interest expenses as discussed above.

FISCAL YEAR ENDED DECEMBER 31, 1997 VS. FISCAL YEAR ENDED DECEMBER 31, 1996

    NET SALES. Net sales increased 31.9% to $129.8 million in fiscal 1997 from $98.4 million in fiscal 1996. Net sales of resin figurines were $54.9 million in fiscal 1997, an increase of 30.4% as compared to resin figurine net sales of $42.1 million in fiscal 1996. The increase in net sales of resin figurines was primarily attributable to increased sales of BEARSTONES and FOLKSTONES, which resulted from strong consumer and retailer demand. Net sales of plush animals were $58.1 million in fiscal 1997, an increase of 25.2% as compared to plush animal net sales of $46.4 million in fiscal 1996. The increase in net sales of plush animals was primarily attributable to increased sales of T.J.'S BEST DRESSED, as well as increased sales of other specialty dressed plush animals.

    GROSS PROFIT. Gross profit increased 32.6% to $86.6 million in fiscal 1997 from $65.3 million in fiscal 1996. Gross profit as a percent of net sales increased slightly to 66.7% in fiscal 1997 from 66.4% in fiscal 1996. The increase in gross profit was primarily attributable to the increase in sales for both the plush animal and resin figurine categories for fiscal 1997 as compared to fiscal 1996.

    SG&A. SG&A expenses increased 34.9% to $8.5 million in fiscal 1997 from $6.3 million in fiscal 1996. SG&A expenses as a percent of net sales increased to 6.6% in fiscal 1997 from 6.4% in fiscal 1996. The increase in SG&A expenses as a percent of net sales in fiscal 1997 as compared to fiscal 1996 was primarily due to an increase in the Company's capital stock tax. In general, SG&A expenses grew in line with the Company's net sales increase for fiscal 1997 as compared to fiscal 1996.

    INCOME FROM OPERATIONS. Income from operations increased 33.3% to $79.2 million in fiscal 1997 from $59.4 million in fiscal 1996. The operating income margin also increased to 61.0% in fiscal 1997 from 60.4% in fiscal 1996 primarily due to the increase in royalty income reflected in other operating income.

    NET INCOME. Net income increased 31.7% to $79.1 million in fiscal 1997 from $60.1 million in fiscal 1996. The increase in net income was primarily attributable to the increase in net sales. The net income margin decreased slightly to 60.9% in fiscal 1997 from 61.1% in fiscal 1996. The slight decrease in net income margin was attributable to increased SG&A expenses.

FISCAL YEAR ENDED DECEMBER 31, 1996 VS. FISCAL YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales increased 40.4% to $98.4 million in fiscal 1996 from $70.1 million in fiscal 1995. Net sales of resin figurines for fiscal 1996 were $42.1 million, an increase of 53.1% as compared to resin figurine sales of $27.5 million in fiscal 1995. The increase in net sales of resin figurines was primarily attributable to strong demand for BEARSTONES and FOLKSTONES and a significant increase in sales related to the DOLLSTONES line which was introduced in fiscal 1995. Net sales of plush animals for fiscal 1996 were $46.4 million, an increase of 30.7% as compared to plush animal sales of $35.5 million in fiscal 1995. The increase in net sales of plush animals was primarily attributable to a significant increase in sales of T.J.'S BEST DRESSED, partially offset by a decline in non-dressed plush sales.

    GROSS PROFIT. Gross profit increased 42.3% to $65.3 million in fiscal 1996 from $45.9 million in fiscal 1995. Gross profit as a percent of net sales increased to 66.4% in fiscal 1996 from 65.5% in fiscal 1995 due to decreased inbound freight and warehouse costs as a percent of net sales. The increase in gross profit is primarily attributable to the increase in sales for both the plush animal and resin figurine categories for fiscal 1996 as compared to fiscal 1995.

    SG&A. SG&A expenses increased 46.5% to $6.3 million in fiscal 1996 from $4.3 million in fiscal 1995. SG&A expenses as a percent of net sales increased to 6.4% in fiscal 1996 from 6.2% in fiscal 1995. The increase in SG&A expenses as a percent of net sales in fiscal 1996 compared to fiscal 1995 was primarily due to an increase in the Company's capital stock tax and an increase in professional fees. In general, SG&A expenses grew in line with the Company's net sales increase for fiscal 1996 as compared to fiscal 1995.

    INCOME FROM OPERATIONS. Income from operations increased 42.8% to $59.4 million in fiscal 1996 from $41.6 million in fiscal 1995, and the operating income margin increased to 60.4% in fiscal 1996 from 59.3% in fiscal 1995 reflecting the factors discussed above.

    NET INCOME. Net income increased 42.8% to $60.1 million in fiscal 1996 from $42.1 million in fiscal 1995. The net income margin increased to 61.1% in fiscal 1996 from 60.0% in 1995. The increases in net income and net income margin reflect the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company utilized its operating cash flow to support working capital and ongoing capital expenditures. Cash flow from operations increased 26.9% to $59.4 million for the 1998 nine months from $46.8 million for the 1997 nine months. The cash flow increase was primarily attributable to the increase in amortization, interest payable and accruals, partially offset by increases in accounts receivable, inventory and inventory in transit. Net cash used in financing activities was $60.0 million and $43.3 million for the 1998 nine months and the 1997 nine months, respectively. The funds were used to repay notes to the stockholders, reduce outstanding debt and fund the costs of the Recapitalization.

    The Company's primary sources of liquidity are cash flow from operations and borrowings under the Credit Facility. As a result of the tax treatment of the Recapitalization, the Company expects that it will realize a reduction in cash taxes of approximately $16.3 million per year for the next 15 years, assuming sufficient income to realize the full benefit of this reduction. The Company's primary uses of cash are to fund working capital and to service debt.

    On April 21, 1998 the Company issued the Notes and entered into the Credit Facility. The Term Loans were for an aggregate principal amount of $325.0 million. The Company has repaid $29.5 million of the Term Loans through September 30, 1998. The Revolver provides revolving loans in an aggregate amount of up to $40.0 million. The Company has not borrowed under the Revolver. Thus, the amount available under the Revolver will be available to fund the working capital requirements of the Company.

    Borrowings under the Credit Facility bear interest at a rate per annum (at the Company's option) equal to a margin over either a base rate or LIBOR. The revolving loan commitment will terminate seven years after the date of the initial funding of the Credit Facility. The Term Loans will be amortized over an eight-year period with no amortization in the first two years. The Credit Facility contains customary covenants and events of default, including substantial restrictions on the Company's ability to declare dividends or make distributions. The Term Loans are subject to mandatory prepayment with the proceeds of certain asset sales and a portion of the Company's excess cash flow (as defined in the Credit Facility). See "Description of Certain Indebtedness."

    The Company plans to use the net proceeds of the Offering to redeem $
million aggregate principal amount of the Notes and to repay $      million of
its Term Loans.

    The Company does not incur significant capital expenditures due to its sourcing arrangements with its buying agencies and does not expect to incur significant capital expenditures for the foreseeable future.

    Management believes that cash flow from operations and availability under the Revolver will provide adequate funds for the Company's foreseeable working capital needs, planned capital expenditures and debt service obligations. Any future acquisitions, joint ventures or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to the Company on acceptable terms or at all. The Company's ability to fund its working capital needs, planned capital expenditures and scheduled debt payments, to refinance indebtedness and to comply with all of the financial covenants under its debt agreements, depends on its future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond the Company's control.

SEASONALITY

    Boyds does not have the significant seasonal variation in its orders that it believes is experienced by other giftware and collectibles companies. The Company receives orders throughout the year and generally ships merchandise out on a first-in, first-out basis. Approximately 40% of orders are taken between November and April while approximately 60% of orders are placed between May and October in anticipation of the holiday season. The Company does not build a large receivables balance relative to sales because it typically does not offer its customers long payment terms or dating programs.

EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. This standard requires enterprises to display comprehensive income and its components in financial statements, to classify items of comprehensive income by their nature in financial statements, and to display the accumulated balances of other comprehensive income in stockholders' equity separately from retained earnings and additional paid-in capital. The Company adopted SFAS No. 130 for the nine-month period ended September 30, 1998. There were no items of other comprehensive income for all periods presented.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997. As provided by SFAS No. 131, disclosures are not required for interim periods of the initial year of application, but comparative information will be reported in financial statements for interim periods during the second year of application. Management has determined that the Company operates in a single industry segment.

    During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for periods beginning after June 15, 1999. The Company is currently evaluating the impact, if any, of this statement.

FOREIGN EXCHANGE

    The dollar value of the Company's assets abroad is not significant. The Company's sales are denominated in United States dollars and, as a result, are not subject to changes in exchange rates.

    The Company imports most of its products from manufacturers in China. The Company's costs could be adversely affected on a short-term basis if the Chinese renminbi appreciates significantly relative to the United States dollar. Conversely, the Company's costs would be favorably affected on a short-term basis if the Chinese renminbi depreciates significantly relative to the the United States dollar. Although the Company generally pays for its products in United States dollars, the cost of such products fluctuates with the value of the Chinese renminbi. In the future the Company may, from time to time, enter into foreign exchange contracts or prepay inventory purchases as a partial hedge against currency fluctuations. Differences between the amounts of such contracts and costs of specific material purchases are included in inventory and cost of sales. The Company intends to manage foreign exchange risks to the extent appropriate.

YEAR 2000 COMPLIANCE

    The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failure or miscalculations causing disruptions of operations. Boyds currently uses information technology for processing orders and tracking inventory.

    Management believes that the Company has replaced systems that are not Year 2000 compliant. The Company has purchased Year 2000 compliant software and currently has Year 2000 compliance certificates from its key software suppliers. Boyds has substantially completed the testing of its information technology systems. It will continue to monitor its systems through the summer of 1999.

Boyds has also specifically addressed its non-information technology related systems and believes that there will be no significant operational problems relating to the Year 2000 issue.

    The Company depends heavily on its relationships with customers, buying agencies, manufacturers and shippers. It is communicating with customers, buying agencies, manufacturers and shippers to determine the extent to which these third parties are moving toward Year 2000 compliance. The Company believes that any adverse effect on its relationship with customers, buying agencies, manufacturers and shippers due to the Year 2000 problem will be lessened by the fact that it does not share information technology. However, failure of any of these parties to have their systems timely converted may have a material adverse effect on the Company's business and operations.

    Boyds believes it has substantially completed its Year 2000 project. The Company did not incur significant incremental costs specifically in connection with seeking to achieve Year 2000 compliance and all upgrades made in connection with its Year 2000 project were part of previously planned software and hardware upgrades.

    Notwithstanding the Company's progress to date, there are several ways in which the Company's systems could still be affected by the Year 2000 problem. First, the software code Boyds uses in its information systems may not in fact be Year 2000 compliant in all instances. Second, the Company may be unable to complete the remaining upgrades to its information technology systems by the Year 2000. Third, even if Boyds completes the system upgrade by the Year 2000, it may be unable to fully test and monitor the upgrades, making it difficult for Boyds to identify and remedy any problems that might exist. Fourth, Boyds' customers, buying agencies, independent manufacturers and shippers may be unable to achieve Year 2000 compliance in time. The most reasonably likely worst-case scenario resulting from Boyds' inability, or the inability of its customers, buying agencies, manufacturers or shippers, to become Year 2000 compliant, is that Boyds would be unable to receive products due to failures on the part of the manufacturers or suppliers, that its customers would be unable to place their orders with Boyds either because of its own system failures or those of its customers, and that Boyds would be unable to deliver its products to customers on a timely basis.

    The Company's assessment of its Year 2000 compliance is based on numerous assumptions about future events, including third party modification plans and other factors. However, there can be no guarantee that this assessment is correct and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

INFLATION

    The Company does not believe that inflation has had a material impact on the Company's operations.

                                    BUSINESS

THE COMPANY

    The Company is a leading domestic designer, importer and distributor of branded, high-quality, hand-crafted collectibles and other specialty giftware products. The Company sells its products through an extensive network comprised of independent gift and collectibles retailers, premier department stores, selected catalogue retailers and other electronic and retail channels. Boyds has successfully developed a strong niche and brand identity in its markets because of the high perceived value of its traditional "Folksy With Attitude" collectibles.

    The Company's products, which include resin figurines, plush animals, porcelain dolls and boxes and related clothing and accessories, incorporate year-round themes. The Company's two major product categories, resin figurines and plush animals, represented approximately 49% and 47%, respectively, of the Company's net product sales for the nine months ended September 30, 1998. The Company's three major resin figurine product lines are the BEARSTONES, the DOLLSTONES and the FOLKSTONES. Pieces in each resin product line are generally priced between $9 and $60 at retail. Each resin figurine is inscribed with Boyds' distinctive symbol of authenticity, a hidden bear paw and a bottom stamp indicating the name, edition and piece number. Many resin figurines also contain famous quotes which help customers identify with the piece. The plush animal lines include dressed and non-dressed bears and other animals which are made of assorted materials and carry various, whimsical themes. The plush animal lines are generally priced between $4 and $95 at retail. Most of the plush animals are fully jointed with sewn-in joints for arms, legs and heads. Items in both the plush animal and resin figurine product lines are selectively retired as new items are introduced in order to keep the product lines fresh, which enhances their perceived value and collectibility.

    The Company's distribution network includes approximately 19,350 independent gift and collectibles accounts, representing over 23,500 individual retail outlets. The largest portion of the Company's net sales are generated by a specially selected resin dealer network of approximately 6,050 accounts which include card and gift shops, country stores and specialty collectibles stores. Most resin figurine dealers also carry the Company's plush animals. These resin dealers accounted for approximately 75% of net sales in the nine months ended September 30, 1998. Resin figurine dealers are selectively chosen by the Company and must meet annual performance criteria to retain dealership status. There is currently a waiting list of approximately 5,500 retailers, consisting primarily of the Company's plush-only dealers, that have expressed an interest in carrying the Company's resin figurines. In total, approximately 13,150 retail accounts, which are not resin figurine dealers, carry the Company's plush animals and other non-resin products and accounted for approximately 8% of net sales in the nine months ended September 30, 1998. The Company also sells both resin figurines and plush animals through approximately 150 major accounts, including department stores, catalogue retailers and QVC, a television and electronic retailer. Sales to these accounts comprised approximately 17% of net sales in the nine months ended September 30, 1998.

    Since 1993, the Company has rapidly grown its net sales and income from operations with compound annual growth rates of approximately 63% and 68%, respectively, and its operating income margins have increased from 54.3% in fiscal 1993 to 61.5% in the nine months ended September 30, 1998. This growth and high operating margins have resulted from (i) the establishment of Boyds as a premier collectibles brand-name, (ii) the development of strong relationships with a large distribution network of dealers, (iii) the Company's process for developing, designing, sourcing and marketing products, and (iv) low selling, marketing and overhead costs. These factors have resulted in the successful introduction of the Company's three major resin figurine lines, as well as the significant growth of its T.J.'S BEST DRESSED plush animal line.

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HISTORY

    The Company was founded in 1979 by Gary and Justina Lowenthal as a small antique business in Boyds, Maryland. By 1984, the Company had begun to reproduce and sell miniature houses, duck decoys and merino wool teddy bears to selected retail outlets. In 1984, the Company also introduced its first major plush product, a unique, fully-jointed wool teddy bear named MATTHEW-TM-, and the GNOMES HOMES-TM-, a small collection of hand-sculpted miniature cast resin houses. The Company relocated from Maryland to southern Pennsylvania in 1987 in order to take advantage of more favorable labor markets. The product line was expanded to include other plush animals and related accessories including miniature clothes, furniture and ornaments. Boyds began distributing its plush animal lines to department stores and gift retailers, opting against selling to mass merchandisers, major discount stores and toy chains. This strategy strengthened the Company's relationship with its retailers, a competitive advantage which exists today. In 1993, the Company began selling cast resin figurines with the introduction of its BEARSTONES line.

INDUSTRY

    UNITY MARKETING, an independent market research firm specializing in the collectibles industry, estimates that sales of collectibles in the United States in 1997 totaled $10.0 billion. The industry grew at a compound annual growth rate of approximately 11% from 1993 to 1997. Figurines, which represent approximately 49% of the Company's net product sales, represent the largest category within the U.S. collectibles industry with an estimated $3.9 billion in total sales in 1997. Within the collectibles industry, figurine sales have grown at a compound annual growth rate of approximately 10% since 1993, though management believes that low- to mid-priced figurines have grown at a faster rate. According to UNITY MARKETING, women between the ages of 35 and 64 encompass the majority of collectors. Boyds also believes that this group constitutes a substantial portion of its collectors. The U.S. Census Bureau reports that the number of women in this age group is expected to grow approximately 12% by the year 2005. UNITY MARKETING expects that strong growth in the collectibles industry will be driven by the increased number of middle-aged female collectors and higher spending habits of the baby boom generation.

COMPETITIVE STRENGTHS

    The Company attributes its success in the marketplace to the following competitive strengths:

    PROVEN OPERATING MODEL. The Company has established an operating model that has enabled it to avoid many significant cost elements experienced by other collectibles companies. The Company's ability to realize substantial growth and margins is due primarily to (i) long-term relationships with low-cost foreign manufacturing sources, (ii) limited wholesale price discounting, (iii) limited seasonality in most product offerings, (iv) use of a salaried in-house salesforce that results in low selling and marketing costs and (v) minimal investment in developing and test-marketing new products. The Company believes that this operating model results in operating margins which are approximately 25% to 45% higher than those of giftware and collectibles companies of similar or larger size.

    RECOGNIZED BRAND NAME. The Company's success is largely due to the established strength of the Boyds brand name, which it has built through consistently offering affordably priced, high-quality collectibles. The Boyds name is associated with consistent product quality and its award-winning "Folksy With Attitude" product design and craftsmanship. The Company believes that such qualities have led to strong brand loyalty among both its retailers and consumers. This brand loyalty facilitates market acceptance when the Company introduces product line extensions and new products. Boyds' collectors club, THE LOYAL ORDER OF FRIENDS OF BOYDS, which was started in July 1996 and currently has over 100,000 paying members, also strengthens Boyds' brand-name recognition.

    PRODUCT VALUE. The Company believes that its award-winning and distinctively designed products have broad consumer appeal due to their high-quality craftsmanship and offer significant value to its retailers and consumers. The Company believes that its strategy of selectively choosing resin figurine dealers, its use of limited editions, and its selective retirement of certain pieces have helped to maintain the collectibility and increase the perceived value of its products. There are independently published price guides printed each year that report the secondary market value of Boyds products, many of which trade at prices substantially higher than their original retail prices. While Boyds does not participate in this market, the Company believes its existence reinforces the perceived value of its products.

    EXTENSIVE AND LOYAL DEALER NETWORK. The Company has established a large, national distribution network of approximately 19,350 independent collectibles retail accounts, high-end department stores and selected catalogue retailers. Boyds' products have strong sell-through and high perceived value which enhance store traffic and allow for substantial retail mark-ups. The Company has built dealer loyalty and trust and has minimized dealer turnover by not selling to mass merchandisers and limiting the number of stores that carry its resin figurines. The Company believes this network has contributed to new product successes, significant retailer demand, and a waiting list of approximately 5,500 prospective resin dealers.

    ESTABLISHED SOURCING RELATIONSHIPS. The Company coordinates its production and cooperative development efforts primarily through two buying agencies with whom it has established long-term relationships. These buying agencies perform a number of functions for the Company, including collaborating in its product design and development process, identifying suitable manufacturers for its products and supervising its manufacturers to assure the proper quality and timing of its orders. Boyds represents the vast majority of orders of both of its primary buying agencies. In conjunction with the Company's buying agencies, it sources most of its merchandise from a select group of 19 independently-owned manufacturers in China, which allows the Company to offer detailed, high-quality products at a low cost. The Company typically represents the majority of orders of its manufacturers. The Company is therefore able to significantly influence the schedule, quality and timing of its orders.

    PRODUCT DEVELOPMENT EXPERTISE. The Company has developed a successful process for identifying, designing and marketing unique products for its target markets. The development process includes researching, developing and effectively merchandising and packaging its products in a manner consistent with the Company's product image. The Company enhances its product development process by giving careful attention to design and price points and through its proven method of testing new products with selected retailers and consumers prior to introduction. The Company believes that its close relationships with its suppliers, retailers and customers allow it to introduce new products with short product lead times, accurately estimate consumer demand, quickly identify both new product categories and trends regarding existing lines, and substantially reduce development costs.

OPERATING AND GROWTH STRATEGY

    The Company's operating and growth strategy consists of the following elements:

    INCREASE SALES TO EXISTING ACCOUNTS. The Company plans to build volume across existing accounts by increasing sales support, implementing pro-active marketing techniques, expanding product offerings within existing lines and introducing new product lines. Many of the Company's resin dealers carry BEARSTONES but may not carry the Company's other resin lines such as FOLKSTONES, DOLLSTONES, WEE FOLKSTONES and CARVER'S CHOICE. Based on Boyds' experience, the Company believes that retailers who expand their product and product line offerings experience significant revenue growth in Boyds products. For example, the Company's GOLD PAW dealers, who carry a broad selection of our resin and plush product lines and receive the greatest level of sales support, sell on average five times more than Boyds' other resin dealers. Boyds plans to hire additional sales staff and open additional showrooms in order to further increase existing account volume. From fiscal 1995 to fiscal 1997, the Company's average net product sales per account grew from approximately $3,700 to approximately $6,800, a 35% compound annual growth rate.

    EXPAND SALES TO NEW ACCOUNTS. The Company plans to selectively expand its resin dealer network while maintaining the perceived value of its products. New resin dealers will be selected primarily from the Company's 13,150 existing plush-only dealers, which make up the majority of Boyds' current waiting list of approximately 5,500 retailers. The Company believes it can continue to selectively add additional retail channels such as collectible doll stores, high-end toy stores, stores located on military bases and other select specialty retailers as part of a managed retail expansion plan.

    PENETRATE NEW DISTRIBUTION CHANNELS. The Company is continuing to pursue corporate and retail partners to expand its distribution channels. These corporate arrangements provide the client with a customized or co-branded product for exclusive distribution by the corporate partner. For example, the Company produced co-branded plush ornaments of well-known animated characters under an agreement with a large media conglomerate. Boyds believes this relationship may result in the introduction of additional co-branded products in the future. The Company has also produced customized products for Barnes & Noble and San Francisco Music Box stores, QVC and several of its larger resin dealers. The Company believes that these efforts increase Boyds' brand recognition while maintaining its emphasis on quality.

    INCREASE LICENSING AND INTERNATIONAL SALES. Due to Boyds' popularity, it selectively licenses its images for other products including stationery, home textiles (such as afghans and throw pillows), rubber stamps and clothing. For example, Boyds currently licenses its BEARSTONES images to Sunrise Stationery (a division of Hallmark Cards) to produce gift cards, package wrap and other assorted items. Though the Company's royalty income is currently small relative to its net sales, it expects to increase the number of its licensed products through additional licensing arrangements in the future. Boyds will also seek to increase international sales, which currently represent approximately 1% of its net sales. The Company believes that Asia, Europe and Canada offer significant long-term potential for its products.

    DEVELOP AND INTRODUCE NEW PRODUCTS. One of the Company's strategies for maintaining the demand for and collectibility of its products is to constantly develop and introduce new designs and themes within existing product lines, while selectively retiring pieces within each product line. The Company typically refreshes approximately 40% of its existing product lines each year. In addition to ongoing line extensions, the Company also regularly develops and introduces completely new product line concepts that maintain Boyds' whimsical and "Folksy With Attitude" themes. Boyds' recently introduced product lines include:

    - CARVER'S CHOICE, a line of resin figurines, picture frames and accessories resembling hand-carved and painted wooden sculptures

    - GLASSSMITH ORNAMENTS, blown glass antique-style ornaments based on popular Boyds themes

    - Porcelain Dolls, a line of traditional high-quality porcelain dolls

    - LE BEARMOGE, small porcelain figurines, based on popular Boyds resin characters, placed decoratively atop an ornamental box containing a miniature porcelain figurine

    The Company continually evaluates new product line ideas and plans to regularly introduce new product lines over the next several years. For fiscal 1999, the Company's emphasis will be to further expand its resin and plush product lines that have been successfully introduced in the last two years, including Porcelain Dolls, LE BEARMOGE and MOHAIR BEARS. Also in 1999, the Company plans to introduce a new line of upscale dressed bears, known as the UPTOWN BEARS, and to expand BABYBOYDS, a line of plush animals targeted for the children's market, to include musical plush animals.

    PURSUE STRATEGIC ACQUISITIONS. While the Company has historically grown through increasing sales of existing products and new product and product line introductions, Boyds believes that the collectibles industry is highly fragmented and that other giftware and collectibles companies typically realize margins significantly lower than those of Boyds. The Company believes strategic acquisitions of related or specialty niche collectibles companies or product lines represent opportunities to expand its sales and market share. Boyds believes that its low-cost sourcing and distribution model can, in many cases, be transferred to other giftware and collectibles companies following an acquisition, leading to substantial cost savings and a significant expansion in distribution by utilizing the Company's established dealer network. For example, in November 1998 the Company completed the acquisition of H.C. Accents, a company whose product lines complement those of Boyds, for approximately $4 million, including the assumption of debt.

PRODUCTS

    Since 1982, the Company's product lines have expanded from plush bears to include other plush animals (e.g., hares, moose and cats), resin figurines, porcelain dolls and boxes and related clothing and accessories. The Company's continuous new product development efforts incorporating traditional, enduring concepts have resulted in strong brand awareness and broad appeal for Boyds' products. The Company's products have been consistently recognized for excellence in product design. The Company's industry and consumer awards include Toby awards, Golden Teddy awards, Collectors Jubilee awards and NALED (National Association of Limited Edition Dealers) awards.

    One of Boyds' strategies for maintaining the demand for and collectibility of its existing resin figurine and plush animal product lines is to constantly develop and introduce new designs and themes while selectively retiring others. In further building existing product lines, Boyds applies its formula of developing high-quality, whimsical in nature products with high perceived value to new animals and concepts, such as the introduction of dressed animals in the case of the plush lines and to new situations and concepts in the case of the resin figurines. The Company is able to keep the categories familiar, yet fresh, with new ideas by keeping annual product turnover near 40%, further substantiating the image and collectibility of its products.

RESIN FIGURINES

    Net product sales of resin figurines for the nine months ended September 30, 1998 were $62.1 million, representing 49.3% of net product sales. Pieces in the resin figurine category are generally priced between $9 and $60 at retail. Each figurine is inscribed with Boyds' distinctive symbol of authenticity, a hidden bear paw, and a bottom stamp indicating the name, edition and piece number. Many figurines contain famous quotes which help the customers identify with the piece. The items are packaged individually with a certificate of authenticity describing the product.

    The Company's resin figurine category consists of three main collections (BEARSTONES, FOLKSTONES and DOLLSTONES) and two sub-collections (SHOEBOX BEARS-TM- and WEE FOLKSTONES), aggregating over 420 styles of finely detailed, hand-painted miniature cast resin bears, other animals and people.

    Boyds introduced the BEARSTONES in 1993 with ten different styles. Since its introduction, the Company has expanded the offerings to include additional figurines, resin jewelry, ornaments, waterballs, SHOEBOX BEARS, votive holders, ceramics, picture frames and wooden clocks. The ceramics, frames and clocks were introduced in 1997.

    Boyds also produces a collection of ceramic pieces which it is expanding and currently considers part of its BEARSTONES family of products. The ceramic line, entitled BEARWARE POTTERYWORKS, was introduced in the fall of 1997 and includes ceramic cookie jars and salt and pepper shakers.

    The FOLKSTONES line of products, introduced in 1994, includes non-traditional, whimsical figurines of traditional folk art themes, other figurines, jewelry, ornaments, waterballs, WEE FOLKSTONES and votive holders. The votive holders and WEE FOLKSTONES, depicting faeries, angels, elves and other characters, were introduced in 1997.

    The DOLLSTONES line of products, introduced in 1995, is based on nostalgic themes and includes figurines of children depicted with animals, waterballs, votive holders and musicals. In the fall of 1997, Boyds introduced two limited edition porcelain dolls within the DOLLSTONES product category. Due to the

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success of this introduction, several more limited edition porcelain dolls were introduced during 1998 and the Company plans to further expand this category in 1999.

PLUSH ANIMALS

    Net product sales of plush animals for the nine months ended September 30, 1998 were $59.4 million, representing 47.1% of net product sales. Retail prices for the plush animals generally range from $4 to $95. The plush animal category consists of both dressed and non-dressed animals which are made of various materials. The outer covering ranges from acrylic plush to custom-dyed chenille and wool; the interior is filled with plastic pellets for the beanbag animals or 100% acrylic fiberfill for the other animals. Most of the animals are fully jointed with sewn-in joints for arms, legs and heads. Boyds began selling its plush animals in 1982. Today the plush animal category has grown to encompass over 430 different items ranging from 2 1/2" miniatures to 21" large animals.

    Introduced in 1992, the popularity of the Company's T.J.'S BEST DRESSED line, characterized by fully jointed bears, cats, moose and other animals dressed in stylish, hand-sewn outfits, has helped create additional brand awareness for Boyds.

    Boyds' non-dressed plush animal lines include the BEARS IN THE ATTIC, the ARTISAN SERIES-TM-, J.B. BEAN & ASSOCIATES, the ARCHIVE COLLECTION and ANGELS AND FRIENDS-TM- ornaments. The largest revenue-generating line in this plush category is Boyds' J.B. BEAN & ASSOCIATES, featuring fully-jointed bears, hares, moose, lambs and other animals.

    In the fall of 1997, Boyds introduced MOHAIR BEARS, which are fully-jointed, high-quality bears with mohair bodies, suede paws and hand-embroidered paws and faces. The Company believes its MOHAIR BEARS are comparable in quality to bears manufactured by certain competitors, but at wholesale prices which are significantly lower.

OTHER PRODUCTS

    In addition to the Company's resin figurine and plush animal lines, Boyds sells over 150 additional items which generally generate margins comparable to its resin figurine and plush animal lines. The majority of the revenues generated by these products are from the sale of Boyds' BEAR NECESSITIES line that includes miniature knit clothing, miniature furniture, wooden accessories, glasses, cast iron products and resin accessories. The Company also sells various printed and promotional materials to support its product lines.

NEW PRODUCT INTRODUCTIONS

    Boyds continually develops and introduces new products and product line concepts. For example, its MOHAIR BEARS, introduced in the fall of 1997, represent an important new plush animal line. In 1998, the MOHAIR BEARS line was expanded to include other animals. In addition, in late 1997 the Company introduced its first line of porcelain dolls under the DOLLSTONES line. The demand for Boyds' first editions of porcelain dolls was high and the dolls sold out almost immediately. This successful entry into the porcelain doll category extends the Boyds brand name into the doll segment of the collectibles and giftware markets. The Company intends to further expand its Porcelain Doll line in 1999. Also in late 1997, the Company introduced BEARWARE POTTERYWORKS under the BEARSTONES line.

    Boyds introduced five new product lines for sale in 1998: BABYBOYDS, CARVER'S CHOICE, GLASSSMITH ORNAMENTS, DESKANIMALS and LE BEARMOGE. BABYBOYDS is a new line of plush animals targeted for the children's market. CARVER'S CHOICE is a new line of resin-based figures, picture frames and related accessories based on hand-carved wooden sculptures. These items capture the same whimsical spirit Boyds has become known for in the giftware and collectibles industries. GLASSSMITH ORNAMENTS is a new category consisting of three blown glass antique-style ornaments that are based on some of Boyds' most popular themes. DESKANIMALS is a new concept in resin sculptures containing multiple piece depictions of animals that can be placed on a desk or other flat surface and appear to go under the surface and reappear as though they were swimming in water. LE BEARMOGE is a new category consisting of ornamental porcelain boxes. Each box is adorned with a porcelain figurine based on popular Boyds' characters and contains a miniature porcelain figurine.

    The Company continually evaluates new product line ideas and plans to regularly introduce new product lines over the next several years. For fiscal 1999, the Company's emphasis will be to further expand its resin and plush product lines that have been successfully introduced in the last two years, including Porcelain Dolls, LE BEARMOGE and MOHAIR BEARS. Also in 1999, the Company plans to introduce a new line of upscale dressed bears, known as the UPTOWN BEARS, and to expand BABYBOYDS, a line of plush animals targeted for the children's market, to include musical plush animals.

PRODUCT DESIGN AND DEVELOPMENT

    Boyds has developed a process of designing and sourcing which has enabled the Company to: (i) consistently develop award-winning designs prized by collectors; (ii) maintain high perceived value in Boyds' products without compromising high quality standards; and (iii) maintain high gross margins due to the Company's established sourcing network.

    Although certain design elements of the process are proprietary, the Company typically (i) researches the general giftware and collectibles markets to identify specific product areas that are large or have the potential to grow due to evolving consumer trends, (ii) focuses on developing a specific niche within the identified product area, (iii) develops several items that are tested in the marketplace, and (iv) tailors the line to properly position it with retailers if market reception is positive. The time-to-market for a new product within an existing line, from idea generation to shipping, can be as short as five months, but typically takes one year. New product line concepts normally take one to two years to fully develop for market entry.

    Boyds' in-house creative design team consists of seven full-time, salaried design professionals and senior management. Once a design has been created, the Company, together with its buying agencies, works with outside artists and sculptors (primarily in China) who are responsible for creating a prototype and refining the product's appearance for review by Boyds. The Company also works with its buying agencies and manufacturers in order to ensure the product can be produced at an acceptable cost per unit, without compromising quality, given a certain level of production. A product will not be produced unless the Boyds formula for high quality and high perceived value can be maintained.

    The Company's resin figurines are developed into designs and clay models by artists and modelmakers overseas under the guidance and direction of Boyds' creative design team. Whether designed and/or conceptualized in-house or externally, the Company strives for an overall "Boyds image" to achieve product consistency.

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
LICENSING

    Due to Boyds' popularity, the Company has begun to license its images for other products including stationery, home textiles (such as afghans and throw pillows), rubber stamps and clothing. For example, Boyds has signed a licensing agreement enabling Sunrise Stationery (a division of Hallmark Cards) to launch a line of BOYDS BEARS-Registered Trademark- gift cards, package wrap and other assorted items. Sunrise Stationery's Boyds line is expected to consist of over 150 SKUs.

    Boyds protects its proprietary product designs and other intellectual property rights. The Company regularly applies for and receives U.S. copyright and trademark registration of its product designs and brand names and devotes resources to the establishment and protection of its intellectual property on a worldwide basis.

CORPORATE ACCOUNTS

    The Company is pursuing corporate and retail partners as an expanded distribution channel. These corporate arrangements provide the client with a customized or co-branded product for exclusive distribution by the corporate partner. Each product has the potential to enhance Boyds brand recognition while maintaining the same degree of quality found in traditional Boyds products. For example, Boyds produced co-branded plush ornaments of well-known animated characters under an agreement with a large media conglomerate. The Company believes this relationship may result in the introduction of additional co-branded products in the future. The Company is also working with other major corporations in the stationery, toy and entertainment industries to develop long-term co-branding relationships for Boyds products. The Company has also produced customized products for Barnes & Noble and San Francisco Music Box stores, QVC and several of its larger resin dealers.

SOURCING AND DISTRIBUTION

    Boyds coordinates its production and cooperative development efforts primarily through two buying agencies with whom it has established long-term relationships. These buying agencies perform a number of functions for the Company, including collaborating in its product design and development process, identifying suitable manufacturers for its products and supervising its manufacturers to assure the proper quality and timing of the Company's orders. Each of Boyds' two primary buying agencies is responsible for assisting the Company in the design and production of one of its two major product categories, resin figurines and plush animals. The Company and its plush animal buying agency have collaborated for over 15 years while the Company and its resin figurine buying agency have collaborated since 1993, the first year in which the Company's resin figurines were offered. Boyds' two primary buying agencies, which contract with a number of manufacturers, represent approximately 91% of its total imports. See "Risk Factors--Dependence Upon Independent Buying Agencies and Manufacturing Sources."

    In conjunction with the Company's buying agencies, the Company sources most of its merchandise from a select group of 19 independently-owned manufacturers in China, which allows the Company to offer detailed, high-quality products at a low cost.

    Boyds believes that its relationships with its buying agencies and foreign manufacturers have allowed the Company to provide quality craftsmanship at a relatively low cost. Boyds represents the vast majority of orders of both of its primary buying agencies and the majority of orders of its manufacturers. The Company is therefore able to significantly influence the schedule, quality and timing of its orders.

    The Company's domestic products are shipped by ocean freight to the United States and then by truck to the Company's 155,000 square-foot distribution center in McSherrystown, Pennsylvania. The Company ships the majority of its products to its nationwide retailer network via United Parcel Service.

CUSTOMERS

    The Company's distribution network includes approximately 19,350 independent gift and collectibles accounts which represent over 23,500 individual retail outlets. The largest portion of its net sales are generated by a specially selected resin dealer network of approximately 6,050 accounts which include card and gift shops, country stores and specialty collectibles stores which are authorized to carry the Company's resin figurine products. Most resin figurine dealers also carry the Company's plush animals. These resin dealers accounted for approximately 75% of net sales in the nine months ended September 30, 1998. Resin figurine dealers are selectively chosen by the Company and must meet annual performance criteria to retain dealership status. There is currently a waiting list of approximately 5,500 retailers, consisting primarily of the Company's plush-only dealers, that have expressed interest in carrying the Company's resin figurines. In total, approximately 13,150 retail accounts, which are not resin figurine dealers, carry the Company's plush animals and other non-resin products and accounted for approximately 8% of net sales in the nine months ended September 30, 1998. The Company also sells both resin figurines and plush animals through approximately 150 major accounts, including department stores, catalogue retailers and QVC, a television and electronic retailer. Sales to these accounts comprised approximately 17% of net sales in the nine months ended September 30, 1998. No single customer account represented more than 5% of net sales in the nine months ended September 30, 1998. The top ten accounts comprised approximately 13% of total net sales during the same period. Boyds does not sell to mass merchandisers or discount chains other than an occasional disposal of obsolescent merchandise which the Company estimates to be less than 1% of total inventory.

    Boyds believes it has very low annual customer account turnover among its resin dealers and normal turnover for its other dealers. Turnover among non-resin dealers occurs primarily in small accounts, which become inactive due to ownership changes, poor credit, or lack of commitment to Boyds' products. Accounts which became inactive in fiscal 1997 represented approximately 5% of the Company's fiscal 1996 net sales. Boyds generally does not offer dating terms or volume discounts.

PAW DEALERS

    Boyds' nationwide resin figurine dealer network is divided into four major categories, GOLD, SILVER and BRONZE PAW distinctions and other resin dealers, which are primarily based upon the amount of merchandise ordered annually from the Company. Boyds encourages resin dealers to obtain the highest PAW qualification because it affords them additional benefits including priority delivery of Boyds products and special consideration when ordering limited editions, certain new product offerings and items in particularly high demand. Each PAW dealer, among other things, must consistently meet stringent credit criteria, designate a Boyds in-store "specialist," offer pieces from each resin figurine line and a significant portion of the plush animal lines of the Company, actively solicit members for the Company's collectors club, THE LOYAL ORDER OF FRIENDS OF BOYDS, and promote the brand name by sponsoring at least one Boyds event annually.

THE LOYAL ORDER OF FRIENDS OF BOYDS

    Boyds' collectors club, THE LOYAL ORDER OF FRIENDS OF BOYDS, has gained strong popularity among Boyds' growing customer base. Formed in July 1996 to further enhance consumer awareness and loyalty, the club currently has over 100,000 paying members.

    Upon payment of the annual membership fee (currently $32.50), members receive a special product kit typically containing a resin figurine, a plush animal and a resin pin. These items are limited edition pieces, are not available in stores and, taken together, would retail for more than the membership fee. In addition, certain of the Company's products are limited editions offered exclusively to members.

SALES & MARKETING

    The Company sends catalogues and promotional mailings to all retailers twice a year for its spring and fall product offerings. Boyds generates its order volume through its team of telemarketers and internal sales personnel, catalogue mailings to its retailers and from trade show sales. Boyds leases showroom space in Atlanta, Chicago, Dallas, Denver, Los Angeles and New York. Approximately 40% of orders are taken between November and April while approximately 60% of orders are placed between May and October in anticipation of the holiday season.

    Each major segment of the Company's account base, including resin figurine dealers, department stores, catalogue retailers and general accounts, is managed by a different group of sales professionals. Boyds' showrooms, with the exception of Chicago, are staffed with full-time employees.

    All Boyds sales personnel are paid an annual base salary and a performance-based bonus. Because the Company does not generally rely on external commissioned sales personnel, the Company believes its sales expenses are lower than its competitors of similar or larger size.

COMPETITION

    The Company competes generally for the disposable income of consumers and, in particular, with other producers of fine quality collectibles, specialty giftware and home decorative accessory products. The collectibles area, in particular, is affected by changing consumer tastes and interests. The giftware and collectibles industries are highly competitive, with a large number of both large and small participants. The Company's competitors distribute their products through independent gift retailers, department stores, mass merchandisers and catalogue retailers or through direct response marketing. The Company believes the principal elements of competition in the giftware and collectibles industries are product design and quality, product and brand name loyalty, product display and price. The Company believes its competitive position is enhanced by a variety of factors, including the innovativeness, quality and enduring themes of the Company's products, its reputation among retailers and consumers, its in-house design expertise, its sourcing and marketing capabilities and the pricing of its products. Some of the Company's competitors, however, are part of large, diversified companies having greater financial resources and a wider range of products than the Company.

EMPLOYEES

    Boyds currently employs a total of 196 full time individuals, 190 of whom are located in McSherrystown, Pennsylvania. Six employees are located at the Company's showrooms. All of these employees are non-union. The Company also uses contract labor to work at the various trade shows around the nation.

    To better manage the anticipated growth in the Company's product lines, the Company has embarked on a hiring program to supplement its existing staff with individuals having specialized design, marketing and operational skills.

FACILITIES

    Boyds leases approximately 155,000 square feet of distribution and warehouse space in McSherrystown, Pennsylvania. The Company's existing distribution center includes two loading docks, two automated conveyor systems and 130,000 square feet of storage area. Boyds' lease expires in 2001 and the Company is currently negotiating to extend this lease. The Company is in the process of building an additional 54,000 square feet of warehouse space. Attached to the warehouse area is Boyds' 12,000 square-foot corporate headquarters which is subject to the same lease provisions. Boyds also leases showroom space in Atlanta, Chicago, Dallas, Denver, Los Angeles and New York. Boyds redesigned and upgraded its entire distribution system in 1995 with the addition of physical equipment and computer hardware and software to allow for continued growth of the Company. Management anticipates that its current facilities, after the current warehouse expansion is completed, should be adequate for Boyds' planned growth needs for the next several years, and vacant land is available on-site for additional expansion should it be necessary.

MANAGEMENT INFORMATION SYSTEMS

    Boyds' management information systems have been developed through the modification of off-the-shelf software programs to serve the Company's current needs. Boyds has recently upgraded its computer systems to aid in the management of the Company's newly automated warehouse system. Future upgrades will include a system to assist the telemarketers with their accounts, the automation of the credit approval system, the enhancement of the ordering systems and other improvements. The Company believes that its internal information systems are Year 2000 compliant. See "Risk Factors-- We May Be Adversely Affected By the Year 2000 Problem."

LEGAL PROCEEDINGS

    The Company does not believe that there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The bylaws of the Company provide that the directors will be elected annually. All directors of the Company hold office until the election and qualification of their successors. Executive officers of the Company are chosen by the Board of Directors of the Company and serve at its discretion. The following sets forth certain information regarding the executive officers and directors of the Company:

NAME                                           AGE                                POSITION
------------------------------------------     ---     ---------------------------------------------------------------
Gary M. Lowenthal.........................     49      Chief Executive Officer and Director
Christine L. Bell.........................     43      Chief Operating Officer and Controller
Elizabeth E. Smith........................     53      Vice President of Product Development
Robert T. Coccoluto.......................     56      Director
Henry R. Kravis...........................     54      Director
George R. Roberts.........................     55      Director
Scott M. Stuart...........................     39      Director
Marc S. Lipschultz........................     29      Director

    GARY M. LOWENTHAL has been a Director and the Chief Executive Officer since founding the Company with his wife, Justina, in 1979. Mr. Lowenthal oversees the executive management of Boyds and collaborates in the design and marketing functions.

    CHRISTINE L. BELL has been the Chief Operating Officer and Controller since joining the Company in 1992.

    ELIZABETH E. SMITH has been the Vice President of Product Development since 1996. Ms. Smith joined the Company in 1990. Prior to her current role, Ms. Smith ran the Company's import division and coordinated the product development process.

    ROBERT T. COCCOLUTO has been a director of the Company since April 1998. He has been an outside strategic advisor to the Company since September 1997 and has been the owner and President of Advanced Design Group LLC since January 1995. Prior thereto, he was an officer of Department 56, Inc. from December 1989 through December 1994, where he held various positions including Executive Vice President, Chief Financial Officer and Director.

    HENRY R. KRAVIS has been a director of the Company since April 1998. He is a managing member of KKR & Co. L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo Company, Inc., The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Newsquest Capital plc, Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Safeway Inc., Sotheby's Holdings Inc., Spalding Holdings Corporation and World Color Press, Inc.

    GEORGE R. ROBERTS has been a director of the Company since April 1998. He is a managing member of KKR & Co. L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo Company, Inc., IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Safeway Inc., Spalding Holdings Corporation and World Color Press, Inc.

    SCOTT M. STUART has been a director of the Company since April 1998. He is a member of KKR & Co. L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Borden, Inc., KSL Recreation Group, Inc., Newsquest Capital plc and World Color Press, Inc.

    MARC S. LIPSCHULTZ has been a director of the Company since April 1998. He has been an executive at KKR since 1995. Prior thereto, he was an investment banker with Goldman, Sachs & Co. He is also a director of Amphenol Corporation, Evenflo Company, Inc. and Spalding Holdings Corporation.

    Messrs. Kravis and Roberts are first cousins.

COMMITTEES OF THE BOARD OF DIRECTORS

    Following the Offering, the Board of Directors will have three standing committees: an Audit Committee, a Compensation Committee and an Executive Committee. Messrs. Kravis, Stuart, Lipschultz and Lowenthal comprise the Executive Committee of the Board of Directors. Currently, the Audit Committee consists of Mr. Coccoluto. The Company intends to appoint to the Audit Committee only persons who qualify as an "independent" director for purposes of the rules and regulations of the NYSE. The Audit Committee will select and engage, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements, and will review and approve the planned scope of the annual audit. The Compensation Committee will establish remuneration levels for certain officers of the Company and will perform such functions as provided under the Company's employee benefit programs and executive compensation programs. Currently, Messrs. Stuart and Lipschultz serve as members of the Compensation Committee.

COMPENSATION OF DIRECTORS

    Directors of the Company receive no remuneration for serving as directors. All directors are reimbursed for reasonable expenses incurred to attend director and committee meetings.

BENEFIT PLANS

    1998 STOCK OPTION PLAN

    The Company adopted the 1998 Option Plan for Key Employees of The Boyds Collection, Ltd. (the "1998 Stock Option Plan") at the closing of the Recapitalization, which provides for the grant ("Grant") of Non-Qualified Stock Options (the "Options") to purchase shares of authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The 1998 Stock Option Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. A total of 2,000,000 shares of Common Stock have been authorized for issuance under the 1998 Stock Option Plan. Unless sooner terminated by the Company's Board of Directors, the 1998 Stock Option Plan will expire in April 2008. Such termination will not affect the validity of any Grant outstanding on the date of termination.

    The Compensation Committee of the Board of Directors administers the 1998 Stock Option Plan, including, without limitation, the determination of the employees to whom Grants will be made, the number of shares of Common Stock subject to each Grant, and the various terms of such Grants. The Compensation Committee of the Board of Directors may from time to time amend the terms of any Grant, but, except for adjustments made upon a change in the Common Stock of the Company by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control, or similar event, such action shall not adversely affect the rights of any participant under the 1998 Stock Option Plan with respect to the Options without such participant's consent. The Board of Directors retains the right to amend, suspend or terminate the 1998 Stock Option Plan.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    The Company's charter provides that to the fullest extent permitted by the Maryland General Corporation Law (the "MGCL"), directors and officers of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer. Under Maryland law, however, these provisions do not eliminate or limit the personal liability of a director or an officer (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in such proceeding. These provisions also do not affect the ability of the Company or its stockholders to obtain equitable relief, such as an injunction or rescission.

    As permitted by the MGCL, the Company's charter obligates the Company to indemnify its directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Company's bylaws contain indemnification procedures which implement those of the charter. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the action or omission was unlawful.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation awarded or paid to, or earned by, the Chief Executive Officer of Boyds and Boyds' other two executive officers (the "Named Executive Officers") during fiscal 1998:

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM COMPENSATION
                                                                                        ----------------------------------------
                                                                                                  AWARDS               PAYOUTS
                                                 ANNUAL COMPENSATION                    ---------------------------  -----------
                               -------------------------------------------------------    RESTRICTED    SECURITIES   LONG- TERM
                                                                         OTHER ANNUAL       STOCK       UNDERLYING    INCENTIVE
 NAME AND PRINCIPAL POSITION     YEAR       SALARY($)       BONUS($)     COMPENSATION    AWARD(S)($)    OPTIONS(#)   PAYOUTS($)
-----------------------------  ---------  --------------  ------------  --------------  --------------  -----------  -----------
Gary M. Lowenthal............
  Chief Executive Officer

Christine L. Bell............
  Chief Operating Officer and
  Controller

Elizabeth E. Smith...........
  Vice President of Product
  Development

                                  ALL OTHER
 NAME AND PRINCIPAL POSITION   COMPENSATION($)
-----------------------------  ---------------
Gary M. Lowenthal............
  Chief Executive Officer
Christine L. Bell............
  Chief Operating Officer and
  Controller
Elizabeth E. Smith...........
  Vice President of Product
  Development

STOCK OPTION GRANTS IN FISCAL 1998

    The following table sets forth information concerning individual grants of stock options made by the Company during fiscal 1998 to each of the Named Executive Officers:

                                                                                                         POTENTIAL REALIZABLE
                                                                                                                VALUE
                                                                                                       AT ASSUMED ANNUAL RATES
                                                                                                            OF STOCK PRICE
                                                                                                           APPRECIATION FOR
                                                                INDIVIDUAL GRANTS                           OPTION TERM(2)
                                             --------------------------------------------------------  ------------------------
                                              NUMBER OF     PERCENT OF
                                             SECURITIES    TOTAL OPTIONS
                                             UNDERLYING     GRANTED TO      EXERCISE OR
                                               OPTIONS       EMPLOYEES      BASE PRICE    EXPIRATION
NAME                                         GRANTED(1)       IN 1997        ($/SHARE)       DATE        5% ($)      10% ($)
-------------------------------------------  -----------  ---------------  -------------  -----------  ----------  ------------
Gary M. Lowenthal..........................
Christine L. Bell..........................
Elizabeth E. Smith.........................

------------------------

(1) All of these options, which were granted pursuant to the 1998 Stock Option Plan, were non-qualified, were granted at fair market value on the date of grant, vest ratably over a five-year period, and have a term of ten years. Any outstanding options will become immediately exercisable upon a change of control of the Company.

(2) We recommend caution in interpreting the financial significance of these figures. They are calculated by multiplying the number of options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to rules of the Commission. They assume the value of Common Stock appreciates 5% or 10% each year, compounded annually, for ten years (the life of each option). They are not intended to forecast possible future appreciation, if any, of such stock price or to establish a present value of options. Also, if appreciation does occur at the 5% or 10% per year rate, the amounts shown would not be realized by the recipients until the year 2008. Depending on inflation rates, these amounts may be worth significantly less in 2008, in real terms, than their value today.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Affiliates of KKR at December 21, 1998 beneficially owned approximately 81% of the Company's outstanding shares of Common Stock on a fully diluted basis,
and after giving effect to the Offering will own    % on a fully diluted basis.
Accordingly, affiliates of KKR will be able to elect the entire Board of Directors, control the management and policies of the Company and, in general, determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. Affiliates of KKR will also be able to prevent or cause a change in control of the Company and will be able to amend the Company's charter or bylaws at any time. Shares of Common Stock which are owned beneficially by KKR 1996 GP L.L.C. and KKR Associates, L.P. ("KKR Associates") are currently held by Bear Acquisition. After consummation of the Bear Acquisition Transaction and prior to the consummation of the Offering, shares of Common Stock which are owned beneficially by KKR 1996 GP L.L.C. and KKR Associates will be held directly by the KKR Partnerships rather than Bear Acquisition. The managing members of KKR 1996 GP L.L.C. are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton
S. Robbins, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. The general partners of KKR Associates are the same individuals who are the members of KKR 1996 GP L.L.C. Messrs. Kravis, Roberts and Stuart are also directors of the Company, as is Marc S. Lipschultz, who is a limited partner of KKR Associates and an executive of KKR.

    KKR received a cash fee of $6.0 million from the Company for negotiating the Recapitalization and arranging the financing therefor, plus the reimbursement of its expenses in connection therewith. In addition, KKR has agreed to render management, consulting and financial services to the Company for an annual fee of $375,000 plus expenses, payable quarterly. During the nine months ended September 30, 1998, the Company paid $72,917 to KKR for such services and for reimbursement of expenses.

    In connection with the Recapitalization, Bear Acquisition entered into a Registration Rights Agreement, dated April 21, 1998 (the "Registration Rights Agreement") with the Company. Pursuant to such agreement, Bear Acquisition has the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act shares of Common Stock held by Bear Acquisition. In addition, the Registration Rights Agreement also provides the KKR Partnerships with certain piggyback registration rights. The Registration Rights Agreement provides, among other things, that the Company will pay all expenses in connection with the first ten demand registrations requested by Bear Acquisition and in connection with any registration in which Bear Acquisition participates through piggyback registration rights granted under such agreement. After the Bear Acquisition Transaction, the KKR Partnerships will have all of the rights and obligations of Bear Acquisition under the Registration Rights Agreement.

    Prior to the Recapitalization, all shares of the Company's Common Stock were beneficially owned by Gary and Justina Lowenthal, a portion of which were redeemed pursuant to the Recapitalization. In connection with the Recapitalization, the Company and Mr. Lowenthal entered into a registration rights agreement granting Mr. Lowenthal piggyback registration rights with respect to shares of Common Stock currently owned by him.

    Advanced Design Group LLC currently renders, and after the Closing will continue to render, strategic consulting services to the Company. Robert T. Coccoluto, who is a director of the Company, is owner and President of Advanced Design Group LLC. In connection with the Recapitalization, Mr. Coccoluto rendered advisory services to the Company and received $1.7 million therefor. See "Management--Directors and Executive Officers."

    DLJ Fund Investment Partners II, L.P., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, at December 21, 1998 owned approximately 1% of the Common Stock. Such shares of Common Stock were purchased from Bear Acquisition immediately after the closing of the Recapitalization. In addition, DLJ has an indirect interest, through an investment by DLJ Fund Investment Partners II, L.P. in KKR Partners II, L.P., of approximately 1% of the Common Stock.

    The Company believes that the material terms of each of the transactions described above are no more favorable than those that would have been agreed to by third parties on an arm's length basis.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of December 21, 1998 by (i) each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers of the Company, (iv) all directors and executive officers as a group and (v) each Selling Stockholder. Unless otherwise indicated, the address of each person named in the table below is The Boyds Collection, Ltd., 350 South Street, McSherrystown, Pennsylvania 17344. The information set forth in the table below assumes that the Bear Acquisition Transaction has been consummated:

                                                                                          PERCENT OF TOTAL
                                                                              ----------------------------------------
                                                                SHARES
                                                             BENEFICIALLY                               PERCENT AFTER
NAME AND ADDRESS                                               OWNED (1)      PERCENT BEFORE OFFERING   OFFERING (2)
---------------------------------------------------------  -----------------  -----------------------  ---------------
KKR 1996 GP L.L.C. (3)...................................       35,224,800                74.8%
c/o Kohlberg Kravis Roberts & Co. L.P.
   9 West 57th Street
   New York, New York 10019
KKR Associates, L.P. (4).................................        1,575,200                 3.3
c/oKohlberg Kravis Roberts & Co. L.P.
   9 West 57th Street
   New York, New York 10019
The GJL L.L.C. (5).......................................        4,000,000                 8.5
Gary M. Lowenthal........................................        5,060,000                10.8
Robert T. Coccoluto......................................          100,000                  --
Henry R. Kravis..........................................           60,000                  --
George R. Roberts........................................           60,000                  --
Scott M. Stuart..........................................           60,000                  --
Marc S. Lipschultz (6)...................................           60,000                  --
Christine L. Bell........................................          189,000                  --
Elizabeth E. Smith.......................................          108,000                  --
All officers and directors as a group (10 individuals)...        5,697,000                12.1

------------------------

(1) The amounts and percentage of Common Stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

(2) Assumes no exercise of the over-allotment option by the Underwriters and excludes any shares purchased in the Offering by the respective beneficial owner.

(3) Shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. are currently held by Bear Acquisition. After consummation of the Bear Acquisition Transaction and prior to the consummation of the Offering, all of the shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. will be held directly by KKR 1996 Fund L.P. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996, L.P., which is the sole general partner of KKR 1996 Fund L.P. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are

    Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael
    T. Tokarz, Clifton S. Robbins, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. Messrs. Kravis, Roberts and Stuart are directors of the Company. Each of the individuals who are the members of KKR 1996 GP L.L.C. may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership.

(4) Shares of Common Stock shown as beneficially owned by KKR Associates are currently held by Bear Acquisition. After consummation of the Bear Acquisition Transaction and prior to the consummation of the Offering, all of the shares of Common Stock shown as beneficially owned by KKR Associates will be held directly by KKR Partners II, L.P. KKR Associates is the sole general partner of KKR Partners II, L.P. The general partners of KKR Associates are Messrs. Henry R. Kravis, George S. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. Messrs. Kravis, Roberts and Stuart are directors of the Company. Each of the individuals who are the general partners of KKR Associates may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates. Each of such individuals disclaims beneficial ownership.

(5) Gary Lowenthal is the sole managing member of the GJL L.L.C., the other member of which is Justina Lowenthal.

(6) Mr. Marc S. Lipschultz is a director of the Company and is also an executive of KKR and a limited partner of KKR Associates. Mr. Lipschultz disclaims beneficial ownership of any shares beneficially owned by KKR Associates.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE CREDIT FACILITY

    In April 1998, in connection with the Recapitalization, the Company entered into the Credit Facility with a syndicate of banks and other financial institutions led by DLJCF, as arranger and syndication agent, Fleet National Bank as administrative agent and The Fuji Bank, Limited, New York Branch as documentation agent. The Credit Facility consists of the $325.0 million Term Loans and the $40.0 million Revolver. The Term Loans are comprised of Term Loan A ($100.0 million), which matures on April 21, 2005 and Term Loan B ($225.0 million), which matures on April 21, 2006.

    All of the Term Loans and the loans under the Revolver bear interest, at the Company's option, at either: (a) the administrative agent's alternate base rate, plus (i) in the case of Term Loan A and loans under the Revolver, a debt to EBITDA-dependent rate (as defined in the Credit Facility) ranging from 0.00% to 1.00% per annum or (ii) in the case of Term Loan B, a debt to EBITDA-dependent rate ranging from 0.75% to 1.25% per annum; or (b) a LIBOR rate plus (i) in the case of Term Loan A and loans under the Revolver, a debt to EBITDA-dependent rate ranging from 0.625% to 2.25% per annum or (ii) in the case of Term Loan B, a debt to EBITDA-dependent rate ranging from 2.00% to 2.50% per annum. At September 30, 1998, the weighted average interest rate on the Term Loans was 7.727%.

    The Company also pays a commitment fee calculated at a debt to EBITDA-dependent rate ranging from 0.25% to 0.50% per annum of the available daily average unused commitment under the Credit Facility. Such fee is payable quarterly in arrears and upon the final maturity of the Revolver.

    In addition, the Company pays a letter of credit fee calculated at the rate per annum of the face amount of each letter of credit then applicable to loans under the Revolver bearing interest based on LIBOR, less a fronting fee calculated at a rate equal to 0.125% per annum of the face amount of each letter of credit. Such fees are payable quarterly in arrears. In addition, the Company will pay customary transaction charges in connection with any letters of credit.

    Beginning April 21, 2000, loans under the Term Loan Facility will amortize in annual installments in the following percentages of aggregate amounts outstanding:

DATE                                                                                      TERM LOAN A        TERM LOAN B
-------------------------------------------------------------------------------------  -----------------  -----------------
April 21, 2000.......................................................................              7%                 1%
April 21, 2001.......................................................................             11                  1
April 21, 2002.......................................................................             14                  1
April 21, 2003.......................................................................             17                  1
April 21, 2004.......................................................................             23                  1
April 21, 2005.......................................................................             28                  1
April 21, 2006.......................................................................         --                     94

    The Term Loans will be subject to mandatory prepayment (i) with the proceeds of certain asset sales and (ii) on an annual basis with 50% of the Company's excess cash flow (as defined in the Credit Facility) if the ratio of the Company's total debt (as defined in the Credit Facility) to EBITDA is greater than 4.0:1.0 on the last day of any fiscal year.

    The Credit Facility contains covenants and provisions that restrict, among other things, the Company's ability to change its business, declare dividends, grant liens, incur additional indebtedness, exceed a leverage ratio, fall below a minimum interest coverage ratio and make certain capital expenditures. The Company was in compliance with these covenants as of September 30, 1998. The Credit Facility is secured by a pledge of the limited partnership interests of, and is guaranteed by, Boyds L.P.

THE NOTES

    On April 21, 1998, the Company issued $165.0 million aggregate principal amount of the Notes. The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future indebtedness of the Company that is not expressly subordinated to, or made PARI PASSU with, the Notes.

    The Notes may be redeemed at any time, in whole or in part, on or after May 15, 2003 at a redemption price equal to 104.5% of the principal amount thereof in the first year and declining yearly to par at May 15, 2006, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. On or prior to May 15, 2001, the Company may also redeem up to 40% of the aggregate principal amount of the Notes originally issued at a redemption price equal to 109% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption, with the proceeds of one or more equity offerings of the Company. The Company will use a portion of
the proceeds from the Offering to redeem $    million aggregate principal amount
of the Notes. See "Use of Proceeds."

    Upon the occurrence of a change of control, the Company has the option, at any time on or prior to May 15, 2003, to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount thereof plus a premium and accrued and unpaid interest and liquidated damages, if any, thereon. If a change of control occurs and the Company does not so redeem the Notes or if the change of control occurs after May 15, 2003, the Company will be required to make an offer to repurchase all Notes properly tendered at a price equal to 101% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

    The indenture governing the Notes contains certain covenants that, among other things, limit the ability of the Company and certain subsidiaries to: (i) incur additional indebtedness; (ii) repay certain other indebtedness; (iii) pay dividends or make certain other distributions; (iv) repurchase equity interests;
(v) consummate certain asset sales; (vi) enter into certain transactions with affiliates; (vii) enter into sale and leaseback transactions; (viii) incur liens; (ix) merge or consolidate with any other person; (x) enter into certain guarantees of indebtedness; and (xi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company or certain subsidiaries.

    Pursuant to a registration rights agreement entered into in connection with the issuance of the Notes, the Company agreed to provide the holders of the Notes with certain registration rights and in the event that the Company fails to satisfy such registration obligations, the Company will be obligated to pay certain liquidated damages to such holders.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The charter of the Company authorizes 100,000,000 shares of capital stock, par value $0.0001 per share, all of which is initially classified as Common Stock, par value $0.0001 per share. The Board of Directors is authorized to reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including preferred stock in one or more series, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series. As of December 21, 1998, the outstanding Common Stock of the Company consisted of 46,827,670 shares of Common Stock held by two stockholders of record. The following summaries of certain provisions of the capital stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the charter and bylaws of the Company, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by applicable law. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws."

COMMON STOCK

    Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company, and do not have cumulative voting rights in the election of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of the Company's charter. The Company currently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the election of the Company's Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, future loan covenants, general economic conditions and other pertinent factors. Holders of Common Stock have no preemptive or other rights to subscribe for additional shares. No shares of Common Stock are subject to redemption or a sinking fund. In the event of any liquidation, dissolution or winding up of the Company, after payment of the debts and other liabilities of the Company, and subject to the rights of holders of shares of preferred stock, holders of Common Stock are entitled to share pro rata in any distribution to the stockholders. All of the outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. See "Risk Factors--Boyds Is Controlled By KKR" and "Certain Relationships and Related Transactions."

ADDITIONAL CLASSES OF STOCK

    Additional classes of stock, including preferred stock, may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's charter to set for each such series the preferences, conversion or other rights, voting powers, restrictions, limitations as to the dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted under Maryland law. The Board of Directors could authorize the issuance of capital stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the then market price of such Common Stock. As of the date hereof, no such additional classes of stock are outstanding and the Company has no present plans to issue any such stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock will be The Bank of New York, a New York banking corporation.

                       CERTAIN PROVISIONS OF MARYLAND LAW
                    AND OF THE COMPANY'S CHARTER AND BYLAWS

    The following paragraphs summarize certain provisions of MGCL and the Company's charter and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Company's charter and bylaws for complete information.

STOCKHOLDER PROPOSALS

    For any stockholder proposal to be presented in connection with an annual meeting of stockholders of the Company, including any proposal relating to the nomination of a director to be elected to the Board of Directors, the stockholder must submit written notice to the Company generally not less than 60 nor more than 90 days in advance of the first anniversary of the preceding year's annual meeting.

BUSINESS COMBINATIONS

    The MGCL prohibits certain "business combinations" (including a merger, consolidation, shares exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "Interested Stockholder." Interested Stockholders are all persons (i) who beneficially own 10% or more of the voting power of the corporation's shares or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was an Interested Stockholder or an affiliate or an associate thereof. Such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by all holders of voting shares of the corporation, and (ii) 66 2/3% of the votes entitled to be cast by all holders of voting shares of the corporation other than voting shares held by Interested Stockholder or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form previously paid by the Interested Stockholder for its shares.

    The business combination statute does not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interest Stockholder. A Maryland corporation may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be case by holders of outstanding shares of voting stock who are not Interested Stockholders.

CONTROL SHARE ACQUISITIONS

    The MGCL provides that the "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitled the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisitions of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

    A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand therefore to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

    The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

    Upon the consummation of the Offering, the Company will have       shares of
Common Stock issued and outstanding. All of the       shares of Common Stock to
be sold in the Offering (and any shares sold upon exercise of the Underwriters' over-allotment option) will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144. All of the currently outstanding shares of Common Stock are "restricted securities" as that term is defined in Rule 144 and are also subject to certain restrictions on disposition. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. Sales of restricted securities in the public market, or the availability of such shares for sale, could have an adverse effect on the price of the Common Stock. See "Risk Factors--There has Been No Prior Market for the Common Stock and the Market Price of the Shares Will Fluctuate," "--Existing Stockholders May Sell Their Common Stock" and "Dilution."

REGISTRATION RIGHTS

    The Company and Bear Acquisition have entered into the Registration Rights Agreement, pursuant to which the Company has granted to Bear Acquisition demand rights, subject to certain limitations, to cause the Company to file a registration statement under the Securities Act covering resales of all shares of Common Stock held by Bear Acquisition, and to cause such registration statement to become effective. The Registration Rights Agreement also grants "piggyback" registration rights permitting Bear Acquisition to include its registrable securities in a registration of securities by the Company, subject to certain conditions and limitations. The Company is obligated to pay the expenses of such registrations. After the Bear Acquisition Transaction, the KKR Partnerships will have all of the rights and obligations of Bear Acquisition under the Registration Rights Agreement.

    In addition, pursuant to certain stockholder agreements, the Company has granted "piggyback" registration rights to (i) substantially all of its employees and directors (including Gary M. Lowenthal) that have purchased shares of Common Stock and/or that have been awarded options to purchase shares of Common Stock and (ii) DLJ Fund Investment Partners II, L.P. Such registration rights are exercisable only upon registration by the company of shares of Common Stock held by Bear Acquisition. The holders of Common Stock entitled to such registration rights are entitled to notice of any proposal to register shares held by Bear Acquisition and to include their shares in such registration, subject to certain restrictions, including the right of a managing underwriter participating in an offering to limit the number of shares included in such registration. The Company is obligated to pay the expenses of such piggyback registrations. See "Certain Relationships and Related Transactions."

RULE 144

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock for at least one year, including a person who may be deemed an "affiliate" of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of shares of the class of stock sold or the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

    Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities
Corporation: (1) offer, pledge, sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Common Stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by delivery of Common Stock, or such other securities, in cash or otherwise). At December 21, 1998 these stockholders owned in the aggregate 46,711,000 shares of Common Stock. In addition, during such period, the Company has agreed not to file any registration statement with respect to, and each of its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable for Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Underwriters."

                                  UNDERWRITERS

    Subject to the terms and conditions contained in an underwriting agreement,
dated         1999 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the number of shares set forth opposite their names below:

                                                                                                         NUMBER OF
                                                                                                          SHARES
                                                                                                        -----------
Underwriters:
  Donaldson, Lufkin & Jenrette Securities Corporation.................................................
  Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................................................

                                                                                                        -----------
  Total...............................................................................................

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares included in this Offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The Underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $ per share on sales to certain other dealers. After the initial offering of the shares to the public, the Representatives may change the public offering price and such concessions. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The following table shows the underwriting fees to be paid to the Underwriters by the Company and the Selling Stockholders in connection with this Offering. These amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares of Common Stock.

                                                                      NO EXERCISE   FULL EXERCISE
                                                                     -------------  -------------
Company:
  Per share........................................................    $              $
  Total............................................................    $              $
Selling Stockholders:
  Per share........................................................    $              $
  Total............................................................    $              $

    The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of the Underwriting Agreement, to purchase
up to         additional shares at the public offering price less the
underwriting fees. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such Underwriter's initial purchase commitment. The Company estimates its expenses relating to the
Offering to be $      .

    The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities
Corporation: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise). In addition, during such period, the Company has agreed not to file any registration statement with respect to, and each of its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable for Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

    At the Company's request, the Underwriters have reserved up to five percent of the shares offered hereby for sale at the initial public offering price to certain of the Company's employees, members of their immediate families and other individuals who are business associates of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

    Application will be made to list the Common Stock on the NYSE under the symbol "FOB." In order to meet the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

    Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock included in this Offering in any jurisdiction where action for that purpose is required. The shares included in this Offering may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this Prospectus are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Stock and the distribution of this Prospectus. This Prospectus is not an offer to sell or a solicitation of an offer to buy any shares of Common Stock included in this Offering in any jurisdiction where that would not be permitted or legal.

    Donaldson, Lufkin & Jenrette Securities Corporation or its affiliates have provided and may in the future provide investment banking or other financial advisory services to KKR and its affiliates and/or to the Company and its affiliates in the ordinary course of business, for which they have received and are expected to receive customary fees and expenses. The Credit Facility was provided by a group of banks led by DLJCF, an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Donaldson Lufkin & Jenrette Securities Corporation was the initial purchaser of the Notes issued by the Company in connection with the Recapitalization. See "Certain Relationships and Related Transactions" and "Description of Certain Indebtedness."

STABILIZATION

    In connection with this Offering, certain Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot this Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if Donaldson, Lufkin & Jenrette Securities Corporation repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates that the clients of such syndicate members have "flipped" the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

PRICING OF THE OFFERING

    Prior to the Offering, there has been no established market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company, representatives of the Selling Stockholders and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett, New York, New York and for the Underwriters by Latham & Watkins, New York, New York. Certain partners of Simpson Thacher & Bartlett, members of their families, related persons and others, have an indirect interest, through limited partnerships, who are investors in KKR 1996 Fund L.P., in less than 1% of the Common Stock. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships who are investors in KKR 1996 Fund L.P., in less than 1% of the Common Stock. In addition, Latham & Watkins has in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P. Simpson Thacher & Bartlett and Latham & Watkins will each rely upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland, as to certain matters of Maryland law.

                                    EXPERTS

    The consolidated financial statements of The Boyds Collection, Ltd. as of December 31, 1996 and 1997, and September 30, 1998 and for the years ended December 31, 1995, 1996 and 1997, and the nine months ended September 30, 1998 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act and the rules and regulations thereunder, for the registration of the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contracts or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. The Registration Statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13(th) Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Registration Statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov. Following the Offering, the Company's future public filings are expected to be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

INDEPENDENT AUDITORS' REPORT...............................................................................        F-2

FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of December 31, 1996 and 1997 and September 30, 1998......................        F-3

  Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997 and for the nine
    month periods ended September 30, 1997 (unaudited) and 1998............................................        F-4

  Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1995, 1996 and 1997 and
    for the nine month period ended September 30, 1998.....................................................        F-5

  Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997 and for the
    nine month periods ended September 30, 1997 (unaudited) and 1998.......................................        F-6

  Notes to Consolidated Financial Statements...............................................................        F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The Boyds Collection, Ltd.
McSherrystown, Pennsylvania

    We have audited the accompanying consolidated balance sheets of The Boyds Collection, Ltd. as of December 31, 1996 and 1997 and September 30, 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997 and the nine months ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1997 and September 30, 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 and the nine months ended September 30, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York

November 30, 1998

                           THE BOYDS COLLECTION, LTD.

                          CONSOLIDATED BALANCE SHEETS

               DECEMBER 31, 1997 AND 1996 AND SEPTEMBER 30, 1998

                                                                                   DECEMBER 31,      SEPTEMBER 30,
                                                                               --------------------  -------------
                                                                                 1996       1997         1998
                                                                               ---------  ---------  -------------
                                                                                         (IN THOUSANDS)
                                                      ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..................................................  $   6,083  $  11,210   $     8,326
  Accounts receivable, less allowance for doubtful accounts of $0, $150,000
    and $150,000 in 1996, 1997, and 1998, respectively.......................     10,691     19,796        26,621
  Inventory--primarily finished goods........................................      3,241      3,403         8,494
  Inventory in transit.......................................................      1,243      3,438         5,754
  Prepaid expenses...........................................................        166        251           402
  Notes receivable...........................................................     --            174         1,470
                                                                               ---------  ---------  -------------
    Total current assets.....................................................     21,424     38,272        51,067
                                                                               ---------  ---------  -------------
FURNITURE AND EQUIPMENT:
  Furniture and equipment....................................................      1,047      1,321         2,202
  Less accumulated depreciation..............................................       (477)      (680)         (776)
                                                                               ---------  ---------  -------------
    Total furniture and equipment............................................        570        641         1,426
                                                                               ---------  ---------  -------------
OTHER ASSETS:
  Deferred debt issuance costs...............................................     --         --            12,750
  Deferred tax asset.........................................................     --         --           238,669
  Other assets...............................................................        588         23            34
                                                                               ---------  ---------  -------------
    Total other assets.......................................................        588         23       251,453
                                                                               ---------  ---------  -------------
TOTAL ASSETS.................................................................  $  22,582  $  38,936   $   303,946
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable...........................................................  $     626  $     748   $     1,022
  Accrued taxes..............................................................        942      1,481         4,009
  Accrued expenses...........................................................        515      1,412         1,457
  Interest payable...........................................................          8         23        10,027
  Accrued transaction fees...................................................     --         --             1,300
                                                                               ---------  ---------  -------------
    Total current liabilities................................................      2,091      3,664        17,815
                                                                               ---------  ---------  -------------
NOTES PAYABLE--Stockholders..................................................     19,300     30,000       --
                                                                               ---------  ---------  -------------
LONG TERM DEBT...............................................................     --         --           460,500
                                                                               ---------  ---------  -------------
COMMITMENTS AND CONTINGENCIES (Notes 6, 7 and 11)
STOCKHOLDERS' EQUITY:
  Capital stock and paid-in capital in excess of par.........................         48         48      (193,727)
  Retained earnings..........................................................      1,143      5,224        19,358
                                                                               ---------  ---------  -------------
    Total stockholders' equity (deficit).....................................      1,191      5,272      (174,369)
                                                                               ---------  ---------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................................  $  22,582  $  38,936   $   303,946
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

                See notes to consolidated financial statements.

                           THE BOYDS COLLECTION, LTD.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                            DECEMBER 31,                      SEPTEMBER 30,
                                              ----------------------------------------  -------------------------
                                                  1995          1996          1997          1997         1998
                                              ------------  ------------  ------------  ------------  -----------

                                                                                        (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
NET SALES...................................       $70,147       $98,365      $129,841       $90,727     $139,965
COST OF GOODS SOLD..........................        24,221        33,022        43,278        30,023       44,804
                                              ------------  ------------  ------------  ------------  -----------
    Gross profit............................        45,926        65,343        86,563        60,704       95,161

GENERAL AND ADMINISTRATIVE EXPENSES.........         4,332         6,314         8,528         5,185        9,895

OTHER OPERATING INCOME......................            31           387         1,171           411          811
                                              ------------  ------------  ------------  ------------  -----------
INCOME FROM OPERATIONS......................        41,625        59,416        79,206        55,930       86,077
                                              ------------  ------------  ------------  ------------  -----------
OTHER INCOME (EXPENSE):
  Interest and dividend income..............           150           208           414           272          319
  Other income, (expense)...................           428           660          (248)          (33)         (35)
  Expenses related to recapitalization......       --            --            --            --            (3,248)
                                              ------------  ------------  ------------  ------------  -----------
    Net other income (expense)..............           578           868           166           239       (2,964)
                                              ------------  ------------  ------------  ------------  -----------
INTEREST EXPENSE:
  Interest expense..........................            89           187           242           219       17,935
  Amortization of deferred debt issuance
    costs...................................       --            --            --            --             1,107
                                              ------------  ------------  ------------  ------------  -----------
TOTAL INTEREST EXPENSE......................            89           187           242           219       19,042
                                              ------------  ------------  ------------  ------------  -----------
INCOME BEFORE PROVISION FOR INCOME TAXES....        42,114        60,097        79,130        55,950       64,071

PROVISION FOR INCOME TAXES..................       --            --            --            --            12,712
                                              ------------  ------------  ------------  ------------  -----------
NET INCOME..................................        42,114        60,097        79,130        55,950       51,359
                                              ------------  ------------  ------------  ------------  -----------
PRO FORMA INFORMATION (Unaudited):

HISTORICAL INCOME BEFORE PROVISION FOR
  INCOME TAXES..............................       $42,114       $60,097      $ 79,130       $55,950     $ 64,071

PRO FORMA PROVISION FOR INCOME TAXES........        17,455        25,045        33,152        23,105       25,437
                                              ------------  ------------  ------------  ------------  -----------
PRO FORMA NET INCOME........................       $24,659       $35,052      $ 45,978       $32,845     $ 38,634
                                              ------------  ------------  ------------  ------------  -----------
                                              ------------  ------------  ------------  ------------  -----------
PRO FORMA BASIC EARNINGS PER SHARE..........       $   .18       $   .25      $    .33       $   .23     $    .46
                                              ------------  ------------  ------------  ------------  -----------
                                              ------------  ------------  ------------  ------------  -----------
PRO FORMA DILUTED EARNINGS PER SHARE........       $   .18       $   .25      $    .33       $   .23     $    .46
                                              ------------  ------------  ------------  ------------  -----------
                                              ------------  ------------  ------------  ------------  -----------
WEIGHTED AVERAGE BASIC SHARES OUTSTANDING...   140,400,000   140,400,000   140,400,000   140,400,000   84,404,476
                                              ------------  ------------  ------------  ------------  -----------
                                              ------------  ------------  ------------  ------------  -----------
WEIGHTED AVERAGE DILUTED SHARES
  OUTSTANDING...............................   140,400,000   140,400,000   140,400,000   140,400,000   84,635,826
                                              ------------  ------------  ------------  ------------  -----------
                                              ------------  ------------  ------------  ------------  -----------

                See notes to consolidated financial statements.

                           THE BOYDS COLLECTION, LTD.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         COMMON STOCK
                                                                                         AND PAID-IN
                                                                                           CAPITAL
                                                                           NUMBER OF      IN EXCESS      RETAINED
                                                                            SHARES          OF PAR       EARNINGS
                                                                         -------------  --------------  ----------
                                                                           (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
BALANCE, JANUARY 1, 1995...............................................    140,400,000   $         48   $      203
  Net income...........................................................       --              --            42,114
  Distributions to stockholders'.......................................       --              --           (41,449)
                                                                         -------------  --------------  ----------

BALANCE, DECEMBER 31, 1995.............................................    140,400,000             48          868
  Net income...........................................................       --              --            60,097
  Distributions to stockholders'.......................................       --              --           (59,822)
                                                                         -------------  --------------  ----------

BALANCE, DECEMBER 31, 1996.............................................    140,400,000             48        1,143
  Net income...........................................................       --              --            79,130
  Distributions to stockholders'.......................................       --              --           (75,049)
                                                                         -------------  --------------  ----------

BALANCE, DECEMBER 31, 1997.............................................    140,400,000             48        5,224
  Net income...........................................................       --              --            51,359
  Capital contribution from stockholder................................       --                3,200       --
  Transfer of retained earnings to additional paid in capital at
    termination of sub-S election......................................       --               37,225      (37,225)
  Recognition of deferred tax asset....................................       --              245,854       --
  Redemption and retirement of common stock............................    (94,600,000)      (484,609)      --
  Issuance of common stock.............................................        911,000          4,555       --
                                                                         -------------  --------------  ----------

BALANCE, SEPTEMBER 30, 1998............................................     46,711,000   $   (193,727)  $   19,358
                                                                         -------------  --------------  ----------
                                                                         -------------  --------------  ----------

                See notes to consolidated financial statements.

                           THE BOYDS COLLECTION, LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                DECEMBER 31,                  SEPTEMBER 30,
                                                                     -----------------------------------  ----------------------
                                                                       1995       1996         1997          1997        1998
                                                                     ---------  ---------  -------------  -----------  ---------

                                                                                                          (UNAUDITED)
                                                                                                (IN
                                                                                            THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................................  $  42,114  $  60,097    $  79,130     $  55,950   $  51,359
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation...................................................        131        221          254           162         189
    Amortization of deferred debt issuance costs...................     --         --           --            --           1,107
    Deferred taxes.................................................     --         --           --            --           7,186
    Loss on sale of equipment......................................     --         --               38        --              36
    Changes in assets and liabilities:
      Accounts receivable, net.....................................     (4,993)    (1,211)      (9,030)       (9,473)     (6,272)
      Inventory....................................................     (1,606)      (580)        (162)          139      (5,090)
      Inventory in transit.........................................     (1,303)       909       (2,195)          310      (2,316)
      Prepaid expenses.............................................        (91)       (12)         (85)          (89)       (151)
      Other assets.................................................       (343)      (158)         245            (3)        (11)
      Accounts payable.............................................        170        140          122           683         274
      Accrued taxes................................................        253        409          539          (393)      2,527
      Accrued expenses.............................................         73        215          912          (448)        560
      Interest payable.............................................     --         --           --                (8)     10,004
                                                                     ---------  ---------  -------------  -----------  ---------
        Net cash provided by operating activities..................     34,405     60,030       69,768        46,830      59,402
                                                                     ---------  ---------  -------------  -----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment............................................       (545)      (269)        (367)         (252)     (1,011)
  Dividend distributions from investment in
    The Boyds Collection (Hong Kong) Ltd...........................     --         --              320           300      --
  Proceeds from sales of equipment.................................     --         --                5        --          --
  Issuance of notes receivable.....................................     --         --             (250)         (250)     (1,296)
                                                                     ---------  ---------  -------------  -----------  ---------
        Net cash used in investing activities......................       (545)      (269)        (292)         (202)     (2,307)
                                                                     ---------  ---------  -------------  -----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds of note payable--stockholders...........................     18,000     26,000       34,000        --          --
  Repayment of note payable--stockholders..........................     (7,800)   (24,400)     (23,300)      (19,300)    (30,000)
  Distributions to stockholders....................................    (41,449)   (59,822)     (75,049)      (24,005)     --
  Due to stockholder...............................................     --         --           --            --             232
  Issuance of debt.................................................     --         --           --            --         490,000
  Repayment of debt................................................     --         --           --            --         (29,500)
  Redemption of common stock.......................................     --         --           --            --        (484,609)
  Sale of common stock.............................................     --         --           --            --           4,555
  Capital contribution.............................................     --         --           --            --           3,200
  Deferred debt issuance cost......................................     --         --           --            --         (13,857)
                                                                     ---------  ---------  -------------  -----------  ---------
        Net cash used in financing activities......................    (31,249)   (58,222)     (64,349)      (43,305)    (59,979)
                                                                     ---------  ---------  -------------  -----------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...............      2,611      1,539        5,127         3,323      (2,884)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.....................      1,933      4,544        6,083         6,083      11,210
                                                                     ---------  ---------  -------------  -----------  ---------
                                                                     ---------  ---------  -------------  -----------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD...........................  $   4,544  $   6,083    $  11,210     $   9,406   $   8,326
                                                                     ---------  ---------  -------------  -----------  ---------
                                                                     ---------  ---------  -------------  -----------  ---------
CASH PAID DURING THE PERIOD FOR INTEREST...........................  $      88  $     183    $     227     $     219   $   7,931
                                                                     ---------  ---------  -------------  -----------  ---------
                                                                     ---------  ---------  -------------  -----------  ---------
CASH PAID DURING THE PERIOD FOR INCOME TAXES.......................  $  --      $  --        $  --         $  --       $   3,000
                                                                     ---------  ---------  -------------  -----------  ---------
                                                                     ---------  ---------  -------------  -----------  ---------
SUPPLEMENTAL NON-CASH ACTIVITIES:
  Pro forma income taxes...........................................  $  17,455  $  25,045    $  33,152     $  23,105   $  25,437
                                                                     ---------  ---------  -------------  -----------  ---------
                                                                     ---------  ---------  -------------  -----------  ---------

                See notes to consolidated financial statements.

                           THE BOYDS COLLECTION, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. HISTORY, RECAPITALIZATION AND FINANCING

    The Boyds Collection, Ltd. (the "Company") is a primary wholesaler and importer of resin figurines and plush animals that are distributed to retail operations primarily throughout the United States. Substantially all of its products are sourced from foreign manufacturers in China through buying agencies. The two largest buying agencies each represent approximately 46% of the Company's total imports.

    On March 5, 1998, the Company entered into a Recapitalization and Stock Purchase Agreement with Bear Acquisition, Inc. ("Bear Acquisition"). Bear Acquisition is a subsidiary of KKR 1996 Fund L.P., a limited partnership formed at the direction of Kohlberg Kravis Roberts & Co. LP ("KKR"). In connection with the closing of the Recapitalization on April 21, 1998, the Company used approximately $490.0 million of aggregate proceeds from certain financing described below (the "Financing") and approximately $8.0 million of existing cash balances of the Company to: (i) redeem (the "Redemption") a portion of the Company's common stock, par value $0.0001 per share (the "Common Stock"), held by the original stockholders (the "Original Stockholders") for approximately $473.0 million and (ii) pay transaction fees and expenses of approximately $25.0 million. In addition, Bear Acquisition acquired shares of Common Stock from the Original Stockholders for approximately $184.0 million (the "Stock Purchase," and together with the Redemption, the "Recapitalization"). Upon completion of the Recapitalization, Bear Acquisition owned approximately 80% of the Common Stock and the Original Stockholders retained approximately 20% of the Common Stock.

    The Financing consisted of: (i) an aggregate of $325.0 million of bank borrowings by the Company under senior secured term loans (the "Term Loans") and
(ii) $165.0 million aggregate principal amount of senior subordinated notes (the "Notes"). In addition, the Company entered into a $40.0 million senior secured revolving credit facility which is available for the Company's working capital requirements and to support trade letters of credit (the "Revolver" and, together with the Term Loans, the "Credit Facility"). The Company did not have any borrowings under the Revolver to consummate the Recapitalization.

    In connection with the Recapitalization, the Company had nonrecurring transaction related bonuses (including the related payroll taxes) of $3.2 million which was used by certain key employees to purchase Bear Acquisition common stock. Financing costs of approximately $13.9 million were classified as deferred debt issuance costs and will be amortized using the effective interest rate method over the lives of the related debt facilities. In addition, the Company incurred approximately $11.6 million of costs associated with the Redemption, which were charged to paid-in capital in excess of par.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    CASH AND CASH EQUIVALENTS--The Company considers all short-term interest-bearing investments with original maturities of three months or less to be cash equivalents.

    INVENTORIES--Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first out method of accounting. Inventory in-transit is from foreign suppliers.

                           THE BOYDS COLLECTION, LTD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FURNITURE, EQUIPMENT AND DEPRECIATION--Furniture and equipment is stated at cost. Depreciation is computed using the declining balance method over the estimated useful lives of the various assets.

    DEFERRED DEBT ISSUANCE COSTS--The Company amortizes deferred debt issuance costs using the interest method over the life of debt. Amortization of deferred debt issuance costs includes amounts charged as a result of prepayments.

    IMPAIRMENT ACCOUNTING--The Company reviews the recoverability of its long-lived assets, when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. The measurement of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future undiscounted cash flows generated. The measurement of impairment requires management to use estimates of expected future cash flows. If an impairment loss existed, the amount of the loss would be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change.

    PRO FORMA ADJUSTMENTS--The Company had elected to be treated as an S Corporation for Federal and state income tax purposes. Under this election, income is not taxed at the corporate level, but is taxed to the stockholders at the individual level.

    On April 21, 1998, the Company elected to change its tax status from an S Corporation to a C Corporation. The income statement reflects a provision for income taxes for the period the Company was a C Corporation. The objective of the pro forma financial information is to show what the significant effects on the historical financial information might have been had the Company not been treated as an S Corporation during 1995, 1996, 1997 and the portion of 1998 prior to April 21.

    INCOME TAXES--Effective April 21, 1998, the Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to accounting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Income taxes/benefit is the tax payable/receivable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--Management considers that the carrying amount of financial instruments, including cash, accounts receivable, accounts payable and accrued expenses, approximates fair value. Interest on long-term bank debt is payable at variable rates which approximates fair market value. The fair value of the Notes, face value of $165.0 million, was $158.4 million at September 30, 1998.

    REVENUE RECOGNITION--Sales revenue is recognized upon shipment of the items, when title passes to the customer.

    ADVERTISING--The Company expenses the costs of advertising as they are incurred. Advertising expense was $94,362, $133,001 and $179,559 for the years ended 1995, 1996 and 1997, respectively, and $140,464 and $112,046 for the nine month periods ended September 30, 1997 (unaudited) and 1998, respectively.

                           THE BOYDS COLLECTION, LTD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS--Certain 1995, 1996 and 1997 financial statement amounts have been reclassified to conform to the 1998 presentation.

    INTERIM FINANCIAL DATA--The financial statements and related notes thereto for the nine months ended September 30, 1997 are unaudited. In the opinion of management, the financial statements and related notes for the nine months ended September 30, 1997 and 1998 reflect all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position at such date and the results of operations and cash flows for the periods indicated. Results of operations as of and for the nine months ended September 30, 1998 are not necessarily indicative of the results to be expected for the full fiscal year.

    NEW ACCOUNTING STANDARDS--In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. This standard requires enterprises to display comprehensive income and its components in financial statements, to classify items of comprehensive income by their nature in financial statements, and to display the accumulated balances of other comprehensive income in stockholders' equity separately from retained earnings and additional paid-in capital. The Company adopted SFAS No. 130 for the nine-month period ended September 30, 1998. There were no items of other comprehensive income for all periods presented.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," replacing SFAS No. 14 and its amendments. This standard requires enterprises to report certain information about products and services, activities in different geographic areas, and reliance on major customers and to disclose certain segment information in their interim financial statements. The basis for determining an enterprise's operating segments is the manner in which financial information is used internally by the enterprise's chief operating decision maker. The Company adopted SFAS No. 131 for the nine-month period ended September 30, 1998. The Company has determined that it operates in one segment, collectibles. In addition, less than 2% of total revenue is derived from customers outside the United States and all long lived assets are located in the United States. No customer represents more than 10% of total revenue.

    During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for periods beginning after June 15, 1999. The Company is currently evaluating the impact, if any, of this statement.

                           THE BOYDS COLLECTION, LTD.

3. FURNITURE AND EQUIPMENT

    The components of property, plant and equipment at December 31, 1996 and 1997 and September 30, 1998 were as follows:

                                                                                     DECEMBER 31,      SEPTEMBER 30,
                                                                                 --------------------  -------------
                                                                                   1996       1997         1998
                                                                                 ---------  ---------  -------------
                                                                                           (IN THOUSANDS)
Equipment......................................................................  $     629  $     833    $   1,130
Furniture and fixtures.........................................................        408        478          879
Leasehold improvements.........................................................         10         10          193
                                                                                 ---------  ---------       ------
    Total......................................................................      1,047      1,321        2,202
Less accumulated depreciation and amortization.................................       (477)      (680)        (776)
                                                                                 ---------  ---------       ------
                                                                                 $     570  $     641    $   1,426
                                                                                 ---------  ---------       ------
                                                                                 ---------  ---------       ------

4. NOTES RECEIVABLE

    During 1997 and the nine months ended September 30, 1998, the Company issued promissory notes to a customer in the amount of $250,000 and $1.3 million, respectively. The notes are to be repaid on demand, with interest accruing at 8.5%. The Company has retained the right to apply payments to the principal balance from amounts owed to the customer in the form of commission earned. On November 3, 1998 the Company acquired this customer and the notes will be repaid through intercompany accounts. See Note 13.

5. CONCENTRATION OF CREDIT RISK

    The Company maintains cash balances at several financial institutions located in Pennsylvania. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate to $5.9 million and $9.4 million at December 31, 1996 and 1997, respectively, and $8.1 million at September 30, 1998.

6. LEASE COMMITMENTS

    The Company conducts its operations and warehouses inventory in a leased facility classified as an operating lease. In May 1996, the Company signed an addendum to its original lease agreement dated March 1, 1995. The addendum permitted the Company to lease additional space, increasing the monthly payment from $13,211 to $22,735. Effective January 1, 1998, the Company also has exercised an option to lease the remaining space of the warehouse for an additional monthly payment of $8,717. The term of this lease expires in April 2001. The future minimum annual lease commitments for the facilities are as follows:

                                                                                 (IN THOUSANDS)
1999...........................................................................     $     379
2000...........................................................................           379
2001...........................................................................            91
                                                                                        -----
                                                                                    $     849
                                                                                        -----
                                                                                        -----

                           THE BOYDS COLLECTION, LTD.

6. LEASE COMMITMENTS (CONTINUED)
    Rent expense amounted to $131,670, $238,059 and $273,220 for 1995, 1996 and
1997, respectively, and $204,615 and $327,412 for the nine-month periods ended September 30, 1997 (unaudited) and 1998.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    At September 30, 1998, the Company had letters of credit outstanding under the Credit Facility, amounting to $8.0 million. See Notes 1 and 9. At December 31, 1997, the Company had letters of credit outstanding under a line of credit of $6.4 million, which expired on April 21, 1998. These letters of credit represent the Company's commitment to purchase inventory, which is to be produced and/or shipped.

8. RELATED PARTY TRANSACTIONS AND NOTES PAYABLE--STOCKHOLDERS

    The stockholders loaned $19.3 million and $30.0 million to the Company at December 31, 1996 and 1997, respectively, at an interest rate of 5.0%. These notes payable were repaid in 1997 and 1998, respectively. Interest amounting to $87,696, $182,705, $226,616, $218,517 and $310,237 was paid to the stockholders during the years ended 1995, 1996 and 1997 and the nine months ended September 30, 1997 (unaudited) and 1998, respectively. The stockholders' notes payable was subordinated to the line of credit described in Note 7.

    During 1998, the Company paid fees in the amount of $6.0 million and $1.7 million to KKR and a director, respectively, for consulting services in connection with the Recapitalization which are included in transaction-related expenses charged directly to paid-in capital in excess of par. In addition, the director was paid $140,000 of consulting fees which are included in expenses. KKR has also agreed to render management, consulting and financial services to the Company for an annual fee of $375,000. During the nine months ended September 30, 1998, the Company paid $72,917 to KKR for such services.

9. LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                                                 SEPTEMBER 30,
                                                                                     1998
                                                                                 -------------
                                                                                      (IN
                                                                                  THOUSANDS)
9% Senior Subordinated Notes due May 15, 2008..................................   $   165,000

Credit Facility:
  Secured Tranche A Term Loans due April 2005. Interest based on LIBOR or base
    rate as defined............................................................        88,250
  Secured Tranche B Term Loans due April 2006. Interest based on LIBOR or base
    rate as defined............................................................       207,250
  Secured revolving loan commitment of $40,000,000. Interest based on LIBOR or
    base rate as defined.......................................................       --
                                                                                 -------------
                                                                                  $   460,500
                                                                                 -------------
                                                                                 -------------

                           THE BOYDS COLLECTION, LTD.

9. LONG-TERM DEBT (CONTINUED)
    At September 30, 1998, the weighted average interest rate in effect for the Term Loans was 7.727%.

    The Notes have an optional redemption feature exercisable any time on or after May 15, 2003. The Company may also redeem up to 40% of the Notes with the proceeds of one or more equity offerings at any time on or prior to May 15, 2001. Interest on the Notes is payable semiannually on May 15 and November 15.

    The Credit Facility contains certain covenants, including the requirement of a minimum interest coverage ratio as defined in the agreement (effective for the first quarter of 1999) and substantial restrictions as to dividends and distributions. The Company is in compliance with all applicable covenants as of September 30, 1998. The Credit Facility also provides that the Term Loans and Revolver will be secured by the capital stock of the Company's future subsidiaries. In addition, the Term Loans are subject to mandatory prepayment with the proceeds of certain asset sales and a portion of the Company's excess cash flow as defined in the Credit Facility. The Company has the option of selecting its own interest period at one, two, three, six, nine or twelve month periods.

    The scheduled maturities of the long-term debt are as follows:

                                                                                                (IN
                                                                                            THOUSANDS)
1998 (October 1--December 31)............................................................   $        --
1999.....................................................................................            --
2000.....................................................................................            --
2001.....................................................................................         6,250
2002.....................................................................................        14,000
2003.....................................................................................        17,000
Thereafter...............................................................................       423,250

10. PROVISION FOR INCOME TAXES

    Prior to April 21, 1998 the Company had elected to be treated as an S Corporation for federal and state income tax purposes. Therefore, there is no income tax provision for 1995, 1996 and 1997.

    The 1998 income tax expense consists of the following:

                                                                                 SEPTEMBER 30,
                                                                                     1998
                                                                                 -------------
                                                                                      (IN
                                                                                  THOUSANDS)
Federal:
  Current......................................................................    $   4,690
  Deferred.....................................................................        5,764
                                                                                 -------------
Total Federal..................................................................       10,454

State:
  Current......................................................................          836
  Deferred.....................................................................        1,422
                                                                                 -------------
Total State....................................................................        2,258
                                                                                 -------------
Total Income Tax Provision.....................................................    $  12,712
                                                                                 -------------

                           THE BOYDS COLLECTION, LTD.

10. PROVISION FOR INCOME TAXES (CONTINUED)
    For federal income tax purposes, the Company has elected to treat the Recapitalization and Stock Purchase as an asset acquisition by making a Section 338(h)(10) election. As a result, there is a difference between the financial reporting and tax bases of the Company's assets. The difference creates deductible goodwill for tax purposes, which creates a deferred tax asset for financial reporting purposes. The deferred tax asset will be realized as the goodwill is amortized over a period of fifteen years. In the opinion of management, the Company believes it will have sufficient profits in the future to realize the deferred tax asset.

    A reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes consists of the following:

                                                                                  SEPTEMBER 30,
                                                                                      1998
                                                                                 ---------------
Statutory federal income tax rate..............................................          35.0%
State income taxes, net of federal income tax benefit..........................           2.3
Sub-chapter S income...........................................................         (17.5)
                                                                                        -----
Effective income tax rate......................................................          19.8%
                                                                                        -----
                                                                                        -----

11. CONTINGENCIES

    The Company is engaged in various lawsuits, either as plaintiff or defendant, involving alleged patent infringement and breaches of contract. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on the Company's financial condition or results of operations.

12. STOCKHOLDERS' EQUITY

    CAPITAL STOCK--As of December 31, 1996 and 1997 and September 30, 1998 the Company had 351 million, 351 million and 100 million shares of capital stock, respectively, authorized and 140.4 million, 140.4 million and 46.7 million, respectively, shares issued as Common Stock. The Board of Directors is authorized to issue the unissued portion of the authorized shares in another class or series of stock, including preferred stock.

    STOCK OPTION PLAN--On April 21, 1998, the Company implemented an incentive stock plan (the "1998 Stock Option Plan") which provides for the granting to certain employees of options to acquire the Company's Common Stock. The option prices of stock which may be purchased under the incentive stock plan are not less than the fair market value of Common Stock on the dates of the grants.

    Outstanding options issued under the 1998 Stock Option Plan vest and become exercisable over a five-year period from the date of grant. The outstanding options expire ten years from the date of grant or upon an employee's retirement or termination from the Company, and are contingent upon continued employment during the applicable five-year period.

    On July 21, 1998, the Company issued 40,000 options to each of its six directors. These options vested immediately, expire 10 years from the date of grant and the option prices of the stock which may be purchased were not less than the fair market value of Common Stock on the dates of the grants.

                           THE BOYDS COLLECTION, LTD.

12. STOCKHOLDERS' EQUITY (CONTINUED)
    Effective with the adoption of the 1998 Stock Option Plan, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company has elected to continue to account for its employee compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

    If compensation cost for stock option grants had been determined based on the fair value on the grant dates for the nine months ended September 30, 1998 consistent with the method prescribed by SFAS No. 123, the Company's pro forma net earnings and diluted earnings per share would have been $38.5 million and $.45, respectively.

    Under FASB No. 123, the fair value of each option grant is estimated on the date of grant. The following weighted average assumptions were used for grants under the 1998 Stock Option Plan in 1998: dividend yields of 0%, risk-free interest rates of 6.0%, and expected lives of 5 years. The following weighted average assumptions were used for grants to the directors in 1998: dividend yields of 0%, risk-free interest rates of 5.0% and expected lives of 3 years.

    A summary of the status of stock option grants as of September 30, 1998 and changes during the period ending on that date is presented below:

                                                                                      EXERCISE
                                                                                        PRICE
                                                                           OPTIONS    PER SHARE
                                                                          ---------  -----------
Outstanding at December 31, 1997........................................     --          --
Granted.................................................................    709,000   $    5.00
Forfeited...............................................................     --          --
                                                                          ---------       -----
Outstanding at September 30, 1998.......................................    709,000   $    5.00
                                                                          ---------       -----
                                                                          ---------       -----

    The fair value of options granted during 1998 was $774,878.

    The following table summarizes information about stock options outstanding at September 30, 1998:

Exercise Price (per share).........................................      $5.00
Options Outstanding................................................    709,000
Options Exercisable................................................    240,000
Weighted Average Remaining Life (years)............................       9.69

    EARNINGS PER SHARE--In March 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting

                           THE BOYDS COLLECTION, LTD.

12. STOCKHOLDERS' EQUITY (CONTINUED)
earnings per share ("EPS") and applies to all entities with publicly held common stock or potential common stock. This Statement replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings.

    The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the income and net income available to common stockholders.

                                                        DECEMBER 31,                           SEPTEMBER 30,
                                       ----------------------------------------------  -----------------------------
                                            1995            1996            1997            1997           1998
                                       --------------  --------------  --------------  --------------  -------------
                                                                                        (UNAUDITED)

                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Numerator for basic and diluted
  earnings per share:
  Pro forma net income available to
    common stockholders..............  $       24,659  $       35,052  $       45,978  $       32,845  $      38,634

Denominator:
  Denominator for basic earnings per
    share weighted average shares....     140,400,000     140,400,000     140,400,000     140,400,000     84,404,476
  Effect of dilutive securities:
    Effect of shares issuable under
      stock option and stock grant
      plans, based on the treasury
      stock method...................        --              --              --              --              231,349
                                       --------------  --------------  --------------  --------------  -------------
Dilutive potential common shares.....        --              --              --              --              231,349
                                       --------------  --------------  --------------  --------------  -------------
Denominator for diluted earnings per
  share weighted average shares......     140,400,000     140,400,000     140,400,000     140,400,000     84,635,826
                                       --------------  --------------  --------------  --------------  -------------
                                       --------------  --------------  --------------  --------------  -------------

13. SUBSEQUENT EVENTS

    On November 3, 1998, the Company acquired all of the issued and outstanding shares of capital stock of H.C. Accents, an Illinois corporation. H.C. Accents is a designer, importer and distributor of collectibles and other specialty giftware products. The aggregate purchase price was approximately $4.0 million, consisting of cash paid, Common Stock issued, and the assumption of debt. The results of operations and net assets acquired are not material to the Company. The purchase agreement also contains earn-out agreements through 2002.

                                  * * * * * *

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Consolidated Condensed Financial Statements have been derived by the application of pro forma adjustments to the Company's historical financial statements included elsewhere in this Prospectus. The Unaudited Pro Forma Consolidated Condensed Statements of Income for the periods presented give effect to the Recapitalization and related transactions and the Offering as if such transactions were consummated as of January 1, 1997 for the fiscal year ended December 31, 1997 and as of January 1, 1998 for the nine months ended September 30, 1998. The Unaudited Pro Forma Consolidated Condensed Balance Sheet gives effect to the Offering as if such transaction had occurred as of September 30, 1998. The adjustments are described in the accompanying Notes to the Unaudited Pro Forma Consolidated Condensed Balance Sheet and to the Unaudited Pro Forma Consolidated Condensed Statements of Income. The Unaudited Pro Forma Consolidated Condensed Financial Statements should not be considered indicative of actual results that would have been achieved had the Recapitalization and related transactions and the Offering been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The Unaudited Pro Forma Consolidated Condensed Financial Statements should be read in conjunction with the Company's historical financial statements and the notes thereto included elsewhere in this Prospectus.

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998

                                                                               ACTUAL     ADJUSTMENTS    PRO FORMA
                                                                            ------------  -----------  -------------
                                                                                         (IN THOUSANDS)
ASSETS

Current Assets:
Cash and cash equivalents.................................................  $      8,326                 $
Accounts receivable.......................................................        26,621
Inventory.................................................................         8,494
Inventory in transit......................................................         5,754
Prepaid expenses..........................................................           402
Notes receivable..........................................................         1,470
                                                                            ------------  -----------        -----
  Total current assets....................................................        51,067

Furniture and equipment, net..............................................         1,426
Deferred debt issuance costs..............................................        12,750            (1)
Deferred tax asset........................................................       238,669
Other assets..............................................................            34
                                                                            ------------  -----------        -----
                                                                            $    303,946   $             $
                                                                            ------------  -----------        -----
                                                                            ------------  -----------        -----
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable..........................................................  $      1,022                 $
Accrued taxes.............................................................         4,009            (1)
Accrued expenses..........................................................         1,457
Interest payment..........................................................        10,027
Accrued transaction fees..................................................         1,300
                                                                            ------------  -----------        -----
  Total current liabilities...............................................        17,815

Term Loan A...............................................................        88,250            (2)
Term Loan B...............................................................       207,250            (2)
Senior Subordinated Notes.................................................       165,000            (2)
                                                                            ------------  -----------        -----
  Total liabilities.......................................................       478,315
Capital stock and paid-in capital in excess of par........................      (193,727)
Retained earnings.........................................................       (19,358)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)......................................      (174,369)           (3)
                                                                            ------------  -----------        -----
                                                                            $    303,946   $             $
                                                                            ------------  -----------        -----
                                                                            ------------  -----------        -----

     See Notes to Unaudited Pro Forma Consolidated Condensed Balance Sheet

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

    The pro forma financial data have been derived by the application of pro forma adjustments to the Company's historical financial statements as of September 30, 1998.

    (1)  The adjustments reflect an expected extraordinary loss of $      on the
redemption of the principal amount of the Notes and the repayment of
indebtedness under the Credit Facility. The total loss of $      includes the
$      premium on the redemption of the Notes and the write off of $      of
deferred debt financing costs related to the redemption of the Notes and the repayment under the Credit Facility. The loss has been reduced by the related
income tax benefit of $      at a       % statutory income tax rate.

    (2)  The sources and uses of cash reflect the following:

                                                                                      (IN
                                                                                  THOUSANDS)
SOURCES OF FUNDS:
Proceeds from the Offering.....................................................   $

USES OF FUNDS:
Redemption of principal amount of the Notes....................................   $
Premium on redemption of principal amount of the Notes at 109%.................
Repayment of indebtedness under the Credit Facility............................
Estimated transaction fees and expenses........................................
                                                                                 -------------
  Total uses...................................................................   $
                                                                                 -------------
                                                                                 -------------

    (3) The adjustment represents the net change in stockholders' deficit as a result of the Offering:

                                                                                      (IN
                                                                                  THOUSANDS)

Proceeds from the Offering.....................................................   $
Estimated transaction fees and expenses........................................
Extraordinary loss (See Note (1))..............................................
                                                                                 -------------
  Total........................................................................   $
                                                                                 -------------
                                                                                 -------------

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                             ACTUAL    ADJUSTMENTS(1)   PRO FORMA
                                                                           ----------  --------------  -----------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................................................  $  129,841    $              $
Cost of goods sold.......................................................      43,278
                                                                           ----------  --------------  -----------
  Gross profit...........................................................      86,563
General and administrative expenses......................................       8,528
Other operating income...................................................       1,171
                                                                           ----------  --------------  -----------
  Income from operations.................................................      79,206
    Interest and dividend income.........................................         414              (2)
    Other income (expense)...............................................        (248)
                                                                           ----------  --------------  -----------
Net other income (expense)...............................................         166
  Interest expense.......................................................        (242)             (3)
  Amortization and write off of deferred debt issuance costs.............      --                  (4)
                                                                           ----------  --------------  -----------
Total interest expense...................................................        (242)
Income before provision for income taxes and extraordinary item..........  $   79,130    $         (5)  $
                                                                           ----------  --------------  -----------
                                                                           ----------  --------------  -----------
Income before provision for income taxes and extraordinary item..........      79,130
Pro forma provision for income taxes.....................................      33,152              (6)
                                                                           ----------  --------------  -----------
  Pro forma net income before extraordinary item.........................  $   45,978    $         (5)  $
                                                                           ----------  --------------  -----------
                                                                           ----------  --------------  -----------
Basic earnings (loss) per common share:
        Pro forma net income before extraordinary item...................        $.33                           $
Diluted earnings (loss) per common share:
        Pro forma net income before extraordinary item...................        $.33                           $

  See Notes to Unaudited Pro Forma Consolidated Condensed Statements of Income

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                             ACTUAL    ADJUSTMENTS(1)   PRO FORMA
                                                                           ----------  --------------  -----------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................................................  $  139,965    $              $
Cost of goods sold.......................................................      44,804
                                                                           ----------  --------------  -----------
  Gross profit...........................................................      95,161
General and administrative expenses......................................       9,895
Other operating income...................................................         811
                                                                           ----------  --------------  -----------
  Income from operations.................................................      86,077
    Interest and dividend income.........................................         319              (2)
    Other income (expense)...............................................         (35)
    Expenses related to recapitalization.................................      (3,248)
                                                                           ----------  --------------  -----------
Net other income (expense)...............................................      (2,964)
  Interest expense.......................................................     (17,935)             (3)
  Amortization and write off of deferred debt issuance costs.............      (1,107)             (4)
                                                                           ----------  --------------  -----------
Total interest expense...................................................     (19,042)
Income before provision for income taxes and extraordinary item..........      64,071
Provision for income taxes...............................................      12,712
                                                                           ----------  --------------  -----------
  Net income before extraordinary item...................................  $   51,359    $         (5)  $
                                                                           ----------  --------------  -----------
                                                                           ----------  --------------  -----------
Income before provision for income taxes and extraordinary item..........      64,071
Pro forma provision for income taxes.....................................      25,437              (6)
                                                                           ----------  --------------  -----------
  Pro forma net income before extraordinary item.........................  $   38,634    $         (5)  $
                                                                           ----------  --------------  -----------
                                                                           ----------  --------------  -----------
Basic earnings (loss) per common share:
        Pro forma net income before extraordinary item...................        $.46                           $
Diluted earnings (loss) per common share:
        Pro forma net income before extraordinary item...................        $.46                           $

  See Notes to Unaudited Pro Forma Consolidated Condensed Statements of Income

    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

    The pro forma financial data have been derived by the application of pro forma adjustments to the Company's historical financial statements for the periods ended December 31, 1997 and September 30, 1998. The historical basis of the Company's assets and liabilities will not be impacted by the Recapitalization.

(1) After giving effect to only the Recapitalization, as if such transaction was consummated as of January 1, 1997 for the fiscal year ended December 31, 1997 and as of January 1, 1998 for the nine months ended September 30, 1998, interest expense would have increased by $41.3 million and $12.3 million, respectively, pro forma net income would have decreased by $26.4 million and $7.8 million, respectively, and pro forma earnings per share would have increased by $0.09 and $0.20, respectively.

(2) The adjustments eliminate interest and dividend income on cash and short-term investments not expected to be received after the Recapitalization and related transactions and the Offering.

(3)  The adjustments to interest expense reflect the following:

                                                                                   YEAR            NINE MONTHS
                                                                                   ENDED              ENDED
                                                                             DECEMBER 31, 1997  SEPTEMBER 30, 1998
                                                                             -----------------  ------------------
                                                                                        (IN THOUSANDS)
Interest expense on notes payable--stockholders............................     $                  $
Interest expense with respect to the Notes and Credit Facility at an
  assumed weighted average interest rate of     % (a)......................
Reduction of interest expense related to redemption of the Notes and repayment under the Credit Facility at an assumed weighted average
  interest rate of     %...................................................
                                                                                   --------            --------
Total adjustment...........................................................     $                  $
                                                                                   --------            --------
                                                                                   --------            --------

(4) The adjustments to amortization of deferred debt issuance costs reflect the following:

                                                                                   YEAR            NINE MONTHS
                                                                                   ENDED              ENDED
                                                                             DECEMBER 31, 1997  SEPTEMBER 30, 1998
                                                                             -----------------  ------------------
                                                                                        (IN THOUSANDS)
Amortization of deferred debt issuance costs with respect to the Notes and
  Credit Facility (a)......................................................               $                   $

Reduction of amortization of deferred debt issuance costs to be written off in connection with the redemption of the Notes and repayment under the
  Credit Facility..........................................................
                                                                                   --------            --------
Total adjustment...........................................................               $                   $
                                                                                   --------            --------
                                                                                   --------            --------

(5)  The amounts are before, and do not include, an extraordinary loss of
approximately $     . The total loss of $     includes the $     premium on the
redemption of the Notes and the write off of approximately $     of deferred
financing costs related to the redemption of the Notes and the repayment under the Credit Facility. The loss has been reduced by the related income tax benefit.

(6) The adjustments reflect the tax effect of the pro forma adjustments at a % statutory income tax rate.

------------------------

(a) The adjustment is for the full year ended December 31, 1997 and for the period prior to the Recapitalization and related transactions (January 1, 1998 to April 20, 1998) during the nine months ended September 30, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     , 1999

                                     [LOGO]

                           THE BOYDS COLLECTION, LTD.

                         ,000,000 SHARES OF COMMON STOCK

                             ---------------------

                              P R O S P E C T U S

                             ---------------------

                          DONALDSON, LUFKIN & JENRETTE

                              MERRILL LYNCH & CO.

---------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this Prospectus or to make representations as to matters not stated in this Prospectus. You must not rely on unauthorized information. This Prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this Prospectus nor any sales made hereunder after the date of this Prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date hereof.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Until            , 1999 (25 days after the date of this Prospectus), all dealers that effect transactions in these securities may be required to deliver a Prospectus. This is in addition to the dealer's obligation to deliver a Prospectus when acting as an Underwriter in this Offering and when selling previously unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

    The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Common Stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee, and the New York Stock Exchange listing application fee, are estimated.

Securities and Exchange Commission registration fee........................  $  69,500
National Association of Securities Dealers, Inc. filing fee................     25,500
New York Stock Exchange listing application fee............................      *
Printing and engraving fees and expenses...................................      *
Legal fees and expenses....................................................      *
Accounting fees and expenses...............................................      *
Blue Sky fees and expenses.................................................      *
Transfer Agent and Registrar fees and expenses.............................      *
Miscellaneous expenses.....................................................      *
                                                                             ---------
  Total....................................................................      *
                                                                             ---------
                                                                             ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's charter provides that to the fullest extent permitted by the MGCL, directors and officers of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer. Under Maryland law, however, these provisions do not eliminate or limit the personal liability of a director or an officer (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in such proceeding. These provisions also do not affect the ability of the Company or its stockholders to obtain equitable relief, such as an injunction or rescission.

    As permitted by the MGCL, the Company's charter obligates the Company to indemnify its directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Company's bylaws contain indemnification procedures which implement those of the charter. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the action or omission was unlawful.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    During the three years preceding the filing of this Registration Statement, the Company sold shares of its Common Stock in the amounts, at the times, and for the aggregate amounts of consideration listed below without registration under the Securities Act. Exemption from Registration under the Securities Act for these sales is claimed under Rule 701 for offers and sales pursuant to benefit plans and compensation arrangements and under Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering.

    On April 22, 1998, the Company issued 751,000 shares of Common Stock to Bear Acquisition for aggregate consideration of $3,755,000.

    On July 21, 1998 the Company issued 20,000 shares of Common Stock to Gary M. Lowenthal for aggregate consideration of $100,000 and 140,000 shares of Common Stock to Bear Acquisition for aggregate consideration of $700,000.

    On October 6, 1998, the Company issued 60,000 shares of Common Stock to certain representatives of the Company's buying agencies in consideration for past and future services.

    On November 2, 1998 the Company issued 8,335 shares of Common Stock to Stephen Chambliss and 8,335 shares of Common Stock to Edward Sullivan as partial consideration for the purchase by the Company of H.C. Accents, a company formerly owned by Messrs. Chambliss and Sullivan.

    On November 20, 1998, the Company issued 40,000 shares to Bear Acquisition for aggregate consideration of $200,000.

ITEM 16.  EXHIBITS

    The following exhibits are filed herewith or incorporated herein by reference.

(a) Exhibits

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  1.1  Form of Underwriting Agreement among the Company and the Underwriters named therein*
  3.1  Amended and Restated Articles of Incorporation of the Company*
  3.2  Bylaws of the Company*
  4.1  Form of Common Stock certificate*
  4.2  See Exhibits 3.1 and 3.2 of this Registration Statement for provisions of the Amended and Restated Articles of Incorporation and the Bylaws of the
         Company defining rights of security holders*
  4.3  Indenture, dated as of April 21, 1998 between the Company and The Bank of
         New York, as trustee*
  4.4  Form of 9% Senior Subordinated Note due 2008 (included in Exhibit 4.3)*
  5    Opinion of Simpson Thacher & Bartlett*
 10.1  Credit Agreement, dated as of April 21, 1998 among the Company, the several lenders from time to time parties thereto, DLJ Capital Funding,
         Inc., The Fuji Bank, Limited, New York Branch, and Fleet National Bank*
 10.2  Forms of Notes evidencing loans under the Credit Agreement (included in
         Exhibit 10.1)*
 10.3  1998 Stock Option Plan*
 21    List of subsidiaries*
 23.1  Consent of Simpson Thacher & Bartlett (included in the opinion filed as
         Exhibit 5.1 hereto)*
 23.2  Consent of Deloitte and Touche LLP
 24    Powers of Attorney

------------------------

* to be filed by amendment

ITEM 18.  UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McSherrystown, State of Pennsylvania on the 22nd day of December, 1998.

                                THE BOYD'S COLLECTION, LTD.

                                By:            /s/ Christine L. Bell
                                     -----------------------------------------
                                                 Christine L. Bell
                                      Chief Operating Officer, Controller and
                                                     Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 22, 1998.

          SIGNATURE                       TITLE
------------------------------  --------------------------

i) Principal executive
officer:

               *
------------------------------  Chief Executive Officer
      Gary M. Lowenthal           and Director

ii) Principal financial and
accounting officer:

     /s/ CHRISTINE L. BELL
------------------------------  Controller
      Christine L. Bell

iii) Directors:

               *
------------------------------
     Robert T. Coccoluto

               *
------------------------------
       Henry R. Kravis

               *
------------------------------
      George S. Roberts

               *
------------------------------
       Scott M. Stuart

               *
------------------------------
      Marc S. Lipschultz

  *By: /s/ CHRISTINE L. BELL
------------------------------
      Christine L. Bell
       Attorney-in-Fact

                               INDEX TO EXHIBITS

  EXHIBIT
    NO.                                                DESCRIPTION                                               PAGE
-----------  ------------------------------------------------------------------------------------------------  ---------

       1.1   Form of Underwriting Agreement among the Company and the Underwriters named therein*

       3.1   Amended and Restated Articles of Incorporation of the Company*

       3.2   Bylaws of the Company*

       4.1   Form of Common Stock certificate*

       4.2   See Exhibits 3.1 and 3.2 of this Registration Statement for provisions of the Amended and
               Restated Articles of Incorporation and the Bylaws of the Company defining rights of security holders*

       4.3   Indenture, dated as of April 21, 1998 between the Company and The Bank of New York, as trustee*

       4.4   Form of 9% Senior Subordinated Note due 2008 (included in Exhibit 4.3)*

       5     Opinion of Simpson Thacher & Bartlett*

      10.1   Credit Agreement, dated as of April 21, 1998 among the Company, the several lenders from time to time parties thereto, DLJ Capital Funding, Inc., The Fuji Bank, Limited, New York Branch, and
               Fleet National Bank*

      10.2   Forms of Notes evidencing loans under the Credit Agreement (included in Exhibit 10.1)*

      10.3   1998 Stock Option Plan*

      21     List of subsidiaries*

      23.1   Consent of Simpson Thacher & Bartlett (included in the opinion filed as Exhibit 5.1 hereto)*

      23.2   Consent of Deloitte and Touche LLP

      24     Powers of Attorney

------------------------

* to be filed by amendment